Use these links to rapidly review the document

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 30, 2009

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

Laurence Pountney Hill,
London EC4R 0HH, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company's registration statement on Form F-3 (File No. 333-153367).

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively "IFRS"). Were the Group to apply International Financial Reporting Standards as adopted by the European Union ("EU") as opposed to those issued by the International Accounting Standards Board ("IASB"), no additional adjustments would be required. This table is only a summary and should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this document, together with the "Operating and Financial Review".

	Six Months Ended June 30,
	2009(1)	2009	2008
	(In $ Millions)	(In £ Millions)
Income statement data
Earned premiums, net of reinsurance	15,659	9,518	8,926
Investment return	5,964	3,625	(9,752)
Other income	944	574	453

Total revenue, net of reinsurance	22,567	13,717	(373)

Benefits and claims and movement in unallocated surplus of with-profits funds	(17,740)	(10,783)	1,479
Acquisition costs and other operating expenditure	(4,024)	(2,446)	(1,763)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(138)	(84)	(82)
Loss on sale of Taiwan Agency business	(920)	(559)	—

Total charges, net of reinsurance	(22,822)	(13,872)	(366)

Loss before tax (being tax attributable to shareholders' and policyholders' returns)(2)	(255)	(155)	(739)
Tax attributable to policyholders' returns	130	79	637

Loss before tax attributable to shareholders	(125)	(76)	(102)
Tax attributable to shareholders' profits	(299)	(182)	(12)

Loss for the period	(424)	(258)	(114)

	Six Months Ended June 30,
	2009(1)		2009		2008
Other data
Based on loss for the period attributable to the equity holders of the Company:
Basic loss per share	(16.8	)¢	(10.2	)p	(4.7	)p
Diluted loss per share	(16.8	)¢	(10.2	)p	(4.7	)p
Dividend per share declared and paid in reporting period(5)	21.24	¢	12.91	p	12.30	p
Equivalent cents per share(6)			20.52	¢	24.21	¢
Market price at end of period	681	¢	414	p	533	p
Weighted average number of shares (in millions)			2,489		2,465

	As of and for the Six Months Ended June 30,		As of and for the Twelve Months Ended December 31,
	2009(1)	2009	2008
	(In $ Millions)	(In £ Millions)
Balance sheet data
Total assets	328,030	199,386	215,542
Total policyholder liabilities and unallocated surplus of with-profits funds	283,152	172,108	182,391
Core structural borrowings of shareholder-financed operations	4,769	2,899	2,958
Total equity	7,813	4,749	5,113
Other data
New business:
Single premium sales(7)	10,881	6,614	15,186
New regular premium sales(3)(4)(7)	1,086	660	1,360
Gross investment product contributions(4)	73,575	44,721	63,147
Funds under management	402,469	244,632	249,351

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.6452 per £1.00 (the noon buying rate in New York City on June 30, 2009).

(2)
This measure is the formal loss before tax measure under IFRS but is not the result attributable to shareholders.

(3)
New regular premium sales are reported on an annualized basis, which represents a full year of installments in respect of regular premiums, irrespective of the actual payments made during the period.

(4)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement. Department of Work and Pensions ("DWP") rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

Investment products included in gross investment product contributions in the table above are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(5)
Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior period. Parent company dividends relating to the reporting period were an interim dividend of 6.29p per share for the first half of 2009 and 5.99p per share for the first half of 2008.

(6)
The dividends declared relating to the reporting period have been translated into US dollars at the noon buying rate on the dates the payments were made.

(7)
The new business in the table shown above is for the Group's retained businesses as at June 30, 2009. It excludes new business for the Taiwan agency business, which was sold in June 2009, and includes amounts for the retained Taiwan bank distribution business.

EXCHANGE RATE INFORMATION

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to "US dollars", "US$", "$" or "¢" are to US currency, references to "pounds sterling", "£", "pounds", "pence" or "p" are to UK currency (there are 100 pence to each pound) and references to "euro" or "€" are to the European single currency. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Board, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average
Six months ended June 30, 2008	1.99
Twelve months ended December 31, 2008	1.84
Six months ended June 30, 2009	1.49

        The following table sets forth the high and low buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

Month	High	Low
March 2009	1.47	1.38
April 2009	1.50	1.44
May 2009	1.62	1.49
June 2009	1.65	1.60
July 2009	1.67	1.60
August 2009	1.70	1.62

        On September 25, 2009, the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.60.

FORWARD-LOOKING STATEMENTS

        This report may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, economic and business conditions in the countries in which Prudential operates, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency or accounting standards, tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate, and the impact of legal actions and disputes. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

 EEV BASIS AND NEW BUSINESS RESULTS

        In addition to IFRS basis results, the Group's filings with the UK Listing Authority and Group Annual Reports include reporting by Key Performance Indicators ("KPIs"). These include results prepared in accordance with the European Embedded Value ("EEV") Principles and Guidance issued by the Chief Financial Officers' ("CFO") Forum of European Insurance Companies, and New Business measures.

        The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital (or economic capital where higher) and unencumbered capital) of the company. EEV basis results are published semi-annually by the Group in the UK. The EEV basis results also include disclosures regarding the movements in free surplus (the excess of available over required capital) for the year as a result of, among other things, the generation of free surplus from the in-force operations, the investment of free surplus in new business and investment market-related movements.

        New Business results are published quarterly and are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement.

OPERATING AND FINANCIAL REVIEW

        The following discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes to Prudential's unaudited condensed consolidated interim financial statements for the period ended June 30, 2009 included in this document. Prudential's unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—IFRS Critical Accounting Policies".

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors.

 Introduction

        In the first half of 2009, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. Prudential's principal operations continue to be in Asia, the United States and the United Kingdom. The accounting policies applied by Prudential in determining the IFRS basis results reflected in Prudential's unaudited condensed consolidated interim financial statements for the period ended June 30, 2009 are the same as those previously adopted in Prudential's consolidated financial statements for the year ended December 31, 2008, except for the adoption of IFRS 8, 'Operating Segments' and the adoption of the revised version of IAS 1 'Presentation of Financial Statements: A Revised Presentation'. There was no impact on the results or financial position of Prudential from these changes. Further details of the impact on Prudential's consolidated interim financial statements are shown in Note B to the unaudited condensed consolidated interim financial statements.

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's unaudited condensed consolidated interim financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively "IFRS"). Were the Group to apply International Financial Reporting Standards as adopted by the European Union as opposed to those issued by the International Accounting Standards Board, no additional adjustments would be required.

        The preparation of these financial statements requires Prudential to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially give rise to materially different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

        The critical accounting policies in respect of the items discussed below are critical for the Group's results insofar as they relate to the Group's shareholder-backed business. In particular, this applies for Jackson National Life Insurance Company (Jackson), which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group's with-profits business. Accordingly, explanation is provided in this section as to why the distinction between the with-profits business and shareholder-backed business is relevant.

        In order to provide relevant analysis that is appropriate to the circumstances applicable to the Group's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group's with-profits funds.

        The policies and key assumptions described below are relevant to the reporting periods covered by this filing. Quantitative analysis for the year ended December 31, 2008 was provided in Prudential's annual report for 2008 filed with the Securities and Exchange Commission ("SEC") on Form 20-F. Quantitative analysis for the six months to June 30, 2009 is generally not provided in this section apart from information relating to Jackson's available-for-sale debt securities portfolio and unrecognized deferred tax assets. Other quantitative analysis as applied for the 2009 full year results, will be provided in Prudential's annual report for 2009 to be filed with the SEC on Form 20-F.

Investments

Determining the fair value of financial investments that are not quoted on active markets

        The Group holds certain financial investments which are not quoted on active markets. These include financial investments for which markets are no longer active as a result of market conditions, e.g., market illiquidity. When the markets are not active, there is generally no or limited observable market data for the financial investments. The determination of whether an active market exists for a financial investment requires management's judgment.

        If the market for a financial investment of the Group is not active, the fair value is determined in full or in part by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources, when available, but overall, the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the amount for which an asset could be exchanged, or a liability settled between knowledgeable willing parties in an arm's length transaction. The valuation techniques include the use of recent arm's length transactions, reference to instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments.

        The majority of financial investments valued using valuation techniques were debt securities. The debt securities include private debt securities such as private placements, project finance, asset securitizations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. The majority of the debt securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities. Under matrix pricing, the debt securities are priced by taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique, are readily observable in the market and, therefore, are not subject to interpretation.

        In 2008, due to inactive and illiquid markets, beginning at the end of the third quarter of 2008 the external prices obtained for certain asset-backed securities were deemed not to reflect fair value in the dislocated market conditions at that time. For the valuations at December 31, 2008 Jackson had therefore utilized internal valuation models, provided by PPM America, as the best estimate of fair values for all non-agency residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) and certain commercial mortgage-backed securities (CMBS).

        During 2009 improvements were observed in the level of the liquidity for these sectors of structured securities and at June 30, 2009, Jackson relied on external prices provided by pricing services or brokers as the most appropriate measure of fair value of nearly all these structured securities. Accordingly, nearly all of the non-agency RMBS, ABS and certain CMBS which at December 31, 2008 were valued using internal valuations models due to dislocated market conditions at that time were at June 30, 2009 valued using external prices. The impact of the move to external pricing during the period is disclosed in Note M to the unaudited condensed consolidated interim financial statements.

Determining impairments relating to financial assets

Available-for-sale securities

        Financial investments carried on an available-for-sale basis are represented by Jackson's debt securities portfolio. The consideration of evidence of impairment requires management's judgment. In making this determination the factors considered include, for example, whether the decline is substantial, the ability and intent to retain the investment long enough to allow for an estimated full recovery in value, the duration and extent to which the amortized cost exceeds fair value, the financial condition and prospects of the issuer, or any other objectively observable conditions that indicate that the investment may be impaired.

        For Jackson's residential mortgage-backed securities, the model used to analyze cash flows begins with the current delinquency experience of the underlying collateral pool for the structure by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate the effect of ageing. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered a principal payment shortfall. If a shortfall applies an impairment charge is generally recorded.

        Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rate movements, unusual market volatility, or industry-related events, and where Prudential also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary. Prudential's review of fair value involves several criteria including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/offer spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently in equity may be recognized in the income statement in future periods.

        In general, the debt securities of the Group's US insurance operations, Jackson, are purchased with the intention and the ability to hold them for the longer-term. In the first half of 2009 there was a movement in the statement of financial position for these debt securities that were classified as available-for-sale from a net unrealized loss of £2,897 million to a net unrealized loss of £1,798 million. During the first half of 2009, Jackson's net unrealized loss position decreased as a result of improving credit spreads, which more than offset the negative effect on bond values from the increase in US treasury yields. As a result of these factors, the gross unrealized gain for Jackson's available-for-sale securities in the statement of financial position increased from £281 million at December 31, 2008 to £426 million at June 30, 2009, while the gross unrealized loss decreased from £3,178 million at December 31, 2008 to £2,224 million at June 30, 2009.

        These features are included in the table shown below of the movements in the values of Jackson's available-for-sale securities.

	June 30, 2009	Changes in unrealized appreciation*	Foreign exchange translation	December 31, 2008
	(In £ Millions)
Assets fair valued at below book value
Book value	13,677			20,600
Unrealized loss	(2,224)	608	346	(3,178)

Fair value (as included in statement of financial position)	11,453			17,422

Assets fair value at or above book value
Book value	8,870			6,296
Unrealized gain	426	200	(55)	281

Fair value (as included in statement of financial position)	9,296			6,577

Total
Book value	22,547			26,896
Net unrealized loss	(1,798)	808	291	(2,897)

Fair value (as included in statement of financial position)**	20,749			23,999

*
Translated at the average rate of $1.49: £1 over the first half of 2009.

**
Debt securities for US operations included in the statement of financial position at June 30, 2009 of £20,896 million, comprise £20,749 million for securities classified as available-for-sale, as shown above, and £147 million for securities of consolidated investment funds classified as fair value through profit and loss.

        The following tables provide further detail regarding the key attributes of Jackson's available-for-sale securities that are in an unrealized loss position at June 30, 2009.

(a)   Fair value of securities as a percentage of book value

        The unrealized losses in Jackson's statement of financial position on unimpaired securities at June 30, 2009 were £2,224 million (December 31, 2008: £3,178 million), which related to assets with fair market values and book values of £11,453 million (December 31, 2008: £17,422 million) and £13,677 million (December 31, 2008: £20,600 million), respectively. The following table shows the fair value of the securities in a gross unrealized loss position as a percentage of book value:

	June 30, 2009	June 30, 2009	December 31, 2008	December 31, 2008
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Between 90% and 100%	6,743	(265)	8,757	(431)
Between 80% and 90%	2,487	(428)	4,581	(809)
Below 80%	2,223	(1,531)	4,084	(1,938)

	11,453	(2,224)	17,422	(3,178)

        Included within the table above, showing the fair value of securities in an unrealized loss position at June 30, 2009 as a percentage of book value, are the following amounts relating to sub-prime and Alt-A securities:

	June 30, 2009	June 30, 2009	December 31, 2008	December 31, 2008
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Between 90% and 100%	38	(3)	479	(27)
Between 80% and 90%	93	(18)	120	(19)
Below 80%	305	(278)	192	(166)

	436	(299)	791	(212)

        As shown in the table above, £1,531 million of the £2,224 million of gross unrealized losses on Jackson's available-for-sale securities at June 30, 2009 (December 31, 2008: £1,938 million of the £3,178 million of gross unrealized losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £1,531 million (December 31, 2008: £1,938 million), by category of debt securities and by age based on the length of time for which the relevant securities fair value was below 80 per cent of the book value, is as follows:

	June 30, 2009	June 30, 2009	December 31, 2008	December 31, 2008
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Analysis by category of debt security:
Residential mortgage-backed securities
Prime	404	(364)	287	(115)
Alt-A	187	(154)	144	(127)
Sub-prime	118	(124)	48	(39)

	709	(642)	479	(281)
Commercial mortgage-backed securities	478	(263)	811	(375)
Other asset-backed securities	256	(302)	198	(86)

Total structured securities	1,443	(1,207)	1,488	(742)
Corporates	780	(324)	2,596	(1,196)

Total	2,223	(1,531)	4,084	(1,938)

	June 30, 2009		December 31, 2008
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Age analysis: period for which fair value below 80 per cent
Less than 3 months	767	(561)	3,118	(1,364)
3 months to 6 months	393	(272)	696	(403)
More than 6 months	1,063	(698)	270	(171)

	2,223	(1,531)	4,084	(1,938)

(b)   Age analysis of period of unrealized loss position

        The following table shows the age analysis of all the unrealized losses in the Jackson available-for-sale portfolio by reference to the length of time the securities have been in an unrealized loss position:

	June 30, 2009			December 31, 2008
	Non-investment grade	Investment grade	Total	Non-investment grade	Investment grade	Total
	(In £ Millions)
Less than 6 months	(43)	(169)	(212)	(108)	(362)	(470)
6 months to 1 year	(52)	(117)	(169)	(125)	(1,164)	(1,289)
1 year to 2 years	(182)	(768)	(950)	(154)	(622)	(776)
2 years to 3 years	(187)	(270)	(457)	(15)	(91)	(106)
More than 3 years	(78)	(358)	(436)	(61)	(476)	(537)

	(542)	(1,682)	(2,224)	(463)	(2,715)	(3,178)

        At June 30, 2009, the gross unrealized losses in the statement of financial position for Jackson's available-for-sale sub-prime and Alt-A securities in an unrealized loss position were £299 million (December 31, 2008: £212 million), as shown above in note (a). Of these losses, £22 million (December 31, 2008: £91 million) related to securities that had been in an unrealized loss position for less than one year and £277 million (December 31, 2008: £121 million) to securities that had been in an unrealized loss position for more than one year.

Assets held at amortized cost

        Financial assets classified as loans and receivables under IAS 39 are carried at amortized cost using the effective interest rate method. The loans and receivables include loans collateralized by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies the historical loss experience of assets with similar credit risks that have been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; and the Group may later decide to sell the asset as a result of changed circumstances.

        Changes in the estimates of credit risk in any reporting period could result in a change in the allowance for losses on the loans and advances.

Insurance contracts

Product classification

        IFRS 4 "Insurance Contracts" requires contracts written by insurers to be classified as either "insurance contracts" or "investment contracts" depending on the level of insurance risk transferred. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participation features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

(a)
that are likely to be a significant portion of the total contractual benefits;

(b)
whose amount or timing is contractually at the discretion of the insurer; and

(c)
that are contractually based on asset or fund performance, as set out in IFRS 4.

        Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described below, this basis has been applied by the Company.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

(i)    Contracts of with-profits funds

        The Group's insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority's ("FSA") realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        The basis of determining liabilities for the Group's with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. The unallocated surplus represents the excess of assets over liabilities that have yet to be appropriated between policyholders and shareholders. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus rather than shareholders' equity.

        Key elements of the value placed on the liabilities are that:

(a)
The component for the with-profits benefit reserve is based on retrospective calculation of documented asset shares. Asset shares are calculated as the accumulation of all items of income and outgo that are relevant to each policy type; and

(b)
The component for future policyholder related liabilities includes a market consistent valuation of costs and guarantees, options and smoothing determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

        The Group's other with-profits contracts are written in with-profits funds that operate in some of the Group's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the Prudential Assurance Company ("PAC") with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

        For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds. As noted previously, the unallocated surplus is accounted for as a liability and thus, except in the remote circumstances where support for the funds by shareholders' funds would be required, changes in its level do not directly affect shareholders' equity.

(ii)   Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed below.

UK insurance operations

        The types of products written by UK shareholder-backed insurance operations are for annuity, non-profit unit-linked and other non-participating business.

        The most significant business for which changes in assumptions may affect results is the shareholder-backed annuity business. As the assets and liabilities of this type of business are closely matched by duration, liabilities are determined using a valuation rate of interest that is sensitive to current market conditions. Accordingly, the profits are not particularly sensitive to interest rate movements. Profits from shareholder-backed annuity business are most sensitive to:

  •
  the extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts. Assuming close matching, the impact of short-term asset value movements as a result of interest rate movements will broadly offset changes in the value of liabilities caused by movements in valuation rates of interest;

  •
  actual versus expected default rates on assets held;

  •
  the difference between long-term rates of return on corporate bonds and risk-free rates;

  •
  the variance between actual and expected mortality experience;

  •
  the extent to which expected future mortality experience gives rise to changes in the measurement of liabilities; and

  •
  changes in renewal expense levels.

Jackson

        Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson life assurance contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. Under US GAAP the requirements of SFAS 60 "Accounting and Reporting for Insurance Enterprises" and SFAS 97 "Accounting and Reporting by Insurance Enterprises for certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" apply to these contracts. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

        Fixed annuity contracts, which are treated as investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e., any probable future loss on the contract. These types of contracts contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For the variable annuity business, the key assumption is the expected long-term level of equity market returns which is determined using a mean reversion methodology, and for all relevant reporting periods was set at 8.4 per cent per annum. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and previous two years, the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years.

        These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortization of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

        For traditional life insurance contracts, provisions for future policy benefits are determined under SFAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Asian operations

        The insurance products written in the Group's Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions.

        The principal non-participating business in the Group's Asian operations, for which changes in estimates and assumptions were important from year to year, was the traditional whole-life business written in Taiwan. On February 20, 2009, the Group announced that it had entered into an agreement to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan. The business sold represents 94 per cent of Prudential's in-force liabilities in Taiwan and includes Prudential's legacy interest rate guaranteed products. The sale was completed, following regulatory approval, on June 19, 2009. Consequently, the sale of the traditional whole-life business written in Taiwan has significantly reduced the Group's sensitivity to changes in estimates and assumptions that prior to the sale were important from year to year.

        The premiums for the in-force business for the Taiwan insurance contracts are set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee had fallen over time as interest rates fell from a high of 8.0 per cent to levels of around 1.4 per cent at December 31, 2008. The low bond rates in Taiwan gave rise to a negative spread against the majority of these policies.

        The profits attached to the Taiwan traditional whole life insurance contracts, which almost wholly related to the agency business that Prudential has disposed, were affected by the rates of return earned on, and estimated to be earned on, the assets held to cover liabilities, and on future investment income and contract cash flows. The insurance liability was affected by the liability adequacy test results, which were sensitive to the attainment of the trended rates during the trending period and the level of the projected long-term rate, the impact of new business written and the level of the projected long-term rate on bonds.

        Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception, similar to those insurance contracts written in Taiwan, are written in the Korean life operations.

        The other area of note in respect of guarantees is the Japanese business, where pricing rates are higher than current bond yields. Lapse risk is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased, leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

        For the Korean and Japanese life business exposures described above, the results are comparatively unaffected by changes of assumption. The accounts basis value of liabilities for both operations are of a similar order of magnitude to those that apply for the purposes of Group solvency calculations under the Insurance Group Directive.

        Separately, as noted above, IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. The results of the Group's Asian operations (other than the Hong Kong branch business of the UK regulated PAC with-profits fund) are prepared using previously applied GAAP.

        The practical application of this policy may from time to time require the exercise of judgment. For the Malaysia life business, under the basis applied previously, 2008 IFRS basis liabilities were determined on the local regulatory basis using prescribed interest rates, such that a high degree of prudence resulted.

        As of January 1, 2009, the local regulatory basis has been replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development, the Company has re-measured the liabilities by reference to the method applied under the new RBC framework, which is more realistic than the previous approach, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change has resulted in a one-off release from liabilities at January 1, 2009 of £63 million.

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed operations is for individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson

        A significant amount of the Group's deferred acquisition costs relate to Jackson. For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of the Jackson companies, industry experience and future expectations. A detailed analysis of actual mortality experience is measured by the internally developed mortality studies.

        For variable annuity business, as described above, the key assumption is the expected long-term level of equity market returns, determined using a mean reversion methodology.

Pensions

        The Group applies the requirements of IAS 19, "Employee Benefits" to its defined benefit pension schemes. Due to the inclusion of actuarial gains and losses in the income statement rather than being recognized directly in equity, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments and changes in mortality assumptions.

        The economic participation in the surplus or deficits attaching to the main Prudential Staff Pension Scheme ("PSPS") and the smaller Scottish Amicable Pension Scheme ("SAPS") and M&G Scheme, are shared between the PAC with-profits sub-fund ("WPSF") and shareholder operations.

        For PSPS the terms of the trust deed restrict shareholder access to any underlying surplus. Accordingly any underlying IAS 19 basis surplus is not recognized for IFRS reporting.

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. For the results for the first half of 2009 and balance sheet position at June 30, 2009, the possible tax benefit of approximately £234 million (December 31, 2008: £211 million), which may arise from capital losses valued at approximately £1.1 billion (December 31, 2008: £1 billion), is sufficiently uncertain that it has not been recognized. In addition, a potential deferred tax asset of £816 million (December 31, 2008: £678 million), which may arise from tax losses and other temporary differences totaling £2.8 billion (December 31, 2008: £2.2 billion), is sufficiently uncertain that it has not been recognized. Forecasts as to when the tax losses and other temporary differences are likely to be utilized indicate that they may not be utilized in the short term.

Goodwill

        Goodwill impairment testing requires the exercise of judgment by management as to prospective future cash flows.

        In the first half of 2009, the goodwill attaching to the acquisition of the Taiwan life business of £44 million in 1999, which at that time related solely to the agency business, was written off and the charge included in the loss on sale for the Taiwan agency business.

Other features of IFRS accounting that are of particular significance to an understanding of Prudential's results

        The other features that are of particular significance relate to: the timing of adoption of certain IFRS standards and their consequential impact upon the financial statements; the accounting for UK with-profits funds; and the presentation of certain items in the financial statements.

Insurance contract accounting

        With the exception of investment contracts without discretionary participation features, the Group's life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. Subject to the changes described below in respect of the Prudential Assurance Company with-profits business as permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis ("MSB") of reporting as set out in the revised Statement of Recommended Practice ("SORP") issued by the ABI in November 2003 has been applied.

        From January 1, 2005 the Group has chosen to improve its accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, "Life Assurance". Under this standard, the main accounting changes that were required for with-profits funds of the Prudential Assurance Company were:

  •
  derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The primary effect of these changes was to fundamentally alter the basis of accounting and carrying value of deferred acquisition costs and the reported level of unallocated surplus of with-profits funds of the Prudential Assurance Company from January 1, 2005.

        Unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds and the Group has opted to account for it wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. As a consequence of this accounting treatment, shareholder profits on with-profits business continue to reflect the one-ninth cost of declared bonus.

        For Jackson, applying the MSB as applicable to overseas operations, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For Asian operations the local GAAP is applied with adjustments, where necessary, to comply with IFRS. For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating business, US GAAP is used as the most appropriate proxy to local GAAP. The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. For other operations a market consistent basis is not applied.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless hedge accounting is applied, value movements on derivatives are recognized in the income statement.

        For derivative instruments of Jackson, the Group has previously considered at length whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

  •
  IAS 39 hedging criteria has been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

  •
  the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions for specific transactions;

  •
  the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book;

  •
  the complexity of asset and liability matching of US life insurers such as those with Jackson's product range; and finally

  •
  whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

        In this regard, the issues surrounding the IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standard FAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39 by completely reconfiguring the structure of Jackson's derivative book. As a result of this decision, the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it.

        Under IAS 39, unless carried at amortized cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale, with value movements being recorded as movements within shareholders' equity unless arising from impairments.

Accounting for with-profits business

        For with-profits business (including non-participating business of Prudential Annuities Limited which is owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognized in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profits for with-profits business and shareholders' funds would not be affected by adjustments to liabilities. This is because the income statements solely reflect one-ninth of the cost of bonuses declared for with-profits policies for the year.

        Adjustments to the long-term business provision for the PAC with-profits fund would normally reflect changes that have also been reflected in the annual regulatory returns submitted to the FSA. Except to the extent of any second order effects on other elements of the regulatory returns, such changes can be expected to have a consequent effect on the excess of assets over liabilities of the fund for the purposes of solvency calculations, and the related free asset ratio which is an indicator of the overall financial strength of the fund. Similar principles apply to the Group's Asian with-profits business.

Profits recognition

        As outlined in "—Explanation of Movements in Profits After Tax and Profits Before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure—United Kingdom—Basis of Profits" below, Prudential's results include an annual profit distribution to shareholders from long-term with-profits funds that represents an amount of up to one-ninth of the value of that year's bonus declarations to policyholders. The distribution corresponds directly to the post-tax basis profit for with-profits business. The boards of directors of the subsidiary companies that have with-profits operations, using actuarial advice, determine the amount of annual and final bonuses to be declared each year on each group of contracts.

Unallocated surplus

        As discussed above, the unallocated surplus represents the excess of assets over policyholder liabilities of the Group's with-profits funds. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders is transferred to, or from, the unallocated surplus through a charge or credit to the income statement. The balance is determined after full provision for deferred tax on unrealized appreciation of investments.

        Changes to the level of the unallocated surplus do not directly impact shareholders' results or funds. After allowing for differences in the basis of preparation of the financial statements and UK regulatory returns, movements in the level of the unallocated surplus are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. In turn, movements in this excess as a proportion of liabilities are indicative of changes in the financial strength of the fund. Differences in the basis of preparation of financial statements and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the unallocated surplus), recognition of deferred acquisition costs in the financial statements, and asset valuation differences and admissibility deductions reflected in the regulatory returns.

Fair value of assets

        Changes in the fair value of assets of Prudential's long-term with-profits funds will primarily be reflected in the excess of assets over liabilities recorded as the unallocated surplus. Shareholder profits from with-profits business and shareholders' funds are not directly impacted by movements in the fair values of the assets. However, current investment performance is a factor that is taken into account in the setting of the annual declaration of bonuses which, in turn, affects UK shareholder profits to the extent of one-ninth of the cost of bonus.

        Changes in the fair value of assets of unit-linked (separate account) funds are normally accompanied by a matching change in unit-linked business liabilities that is also recognized in the income statement.

Investment returns

        For with-profits business, investment returns together with other income and expenditure are recorded within the income statement. However, the difference between net income of the fund and the cost of bonuses and related statutory transfers is reflected in an amount transferred to or from the unallocated surplus within the income statement. Except to the extent of current investment returns being taken into account in the setting of bonus policy, the investment returns of with-profits fund in a particular year do not affect shareholder profits or with-profits funds.

Presentation of results before tax

        The total tax charge for the Group reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that delineates between policyholder and shareholder components.

Summary Consolidated Results and Basis of Preparation of Analysis

        The following table shows Prudential's consolidated total loss for the periods indicated.

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Total revenue, net of reinsurance	13,717	(373)
Total charges	(13,872)	(366)

Loss before tax (being tax attributable to shareholders' and policyholders' returns)*	(155)	(739)
Tax attributable to policyholders' returns	79	637

Loss before tax attributable to shareholders	(76)	(102)

Tax (expense)/credit	(103)	625
Less: tax attributable to policyholders' returns	(79)	(637)

Tax attributable to shareholders' (losses) profits	(182)	(12)

Loss for the period	(258)	(114)

*
This measure is the formal loss before tax measure under IFRS but it is not the result attributable to shareholders.

        Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. First, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Second, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as "with-profits" and the general accounting treatment of premium or other policy taxes.

        Accordingly, Prudential has chosen to explain its consolidated results by reference to profits for the period, reflecting profit after tax. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in Note C of the unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to the UK shareholders and the UK financial market. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits After Tax and Profits Before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure

a)    Group overview

        The £258 million loss for the period after tax for the first half of 2009 reflects the movement in results before tax attributable to shareholders, which improved from a loss of £102 million in the first half of 2008 to a loss of £76 million in the first half of 2009, and the increase in tax charge attributable to shareholders, which increased from £12 million in the first half of 2008 to £182 million in the first half of 2009.

        The movement in loss before tax attributable to shareholders primarily reflects improvements in three aspects of the Group's retained business (i.e., excluding the Taiwan agency business that was sold in June 2009, but including the retained Taiwan bank distribution business), namely a £537 million improvement in short-term fluctuations in investment returns on financial instruments, a £29 million improvement in the level of actuarial and other gains and losses on the Group's defined benefit pension schemes and a £41 million increase in operating profit based on longer-term investment returns, which were partially offset by an increase of £581 million in losses in respect of the Taiwan agency business which was sold in June 2009. These movements are discussed in detail in section c) below.

        The effective tax rate for the first half of 2009 for the tax charge against a loss before tax attributable to shareholders was negative 239 per cent, compared to an effective tax rate of negative 12 per cent for the first half of 2008 for the tax charge against loss before tax attributable to shareholders. The movement in effective tax rates was principally due to there being no tax credit on the loss on sale of the Taiwan agency business together with prior year adjustments and an increase in profits coming from certain Asian countries which are not taxable. The effective tax rate on operating profit based on longer-term investment returns of the Group's retained businesses for the first half of 2009 was 26 per cent, which compares with an effective tax rate of 29 per cent for the first half of 2008.

b)    Summary by business segment and geographical region

        The Group's operating segments as determined under IFRS 8 are insurance operations split by territories in which the Group conducts business, which are Asia, the United States and the United Kingdom, and asset management operations split into M&G, which is the Group's UK and European asset management business, the Asian asset management business and the US broker-dealer and asset management business (including Curian).

        The following table shows Prudential's IFRS consolidated total loss for the periods indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts.

	Six Months Ended June 30, 2009
	Asia	US	UK	Unallocated corporate	Total
	(In £ Millions)
Insurance operations	(465)*	206	187		(72)
Asset management**	16	(2)	77		91

Total profit attributable to the segments	(449)	204	264		19
Unallocated corporate				(277)	(277)

Total (loss) profit for the period	(449)	204	264	(277)	(258)

	Six Months Ended June 30, 2008
	Asia	US	UK	Unallocated corporate	Total
	(In £ Millions)
Insurance operations	(157)	48	138		29
Asset management	22	4	63		89

Total profit attributable to the segments	(135)	52	201		118
Unallocated corporate				(232)	(232)

Total (loss) profit for the period	(135)	52	201	(232)	(114)

*
Includes the loss on the sale of the Taiwan agency business of £559 million. Excluding this amount, the total profit for the period for Asian insurance operations would be £94 million.

**
For the US, including the broker dealer business and Curian.

Profit from insurance operations

        Total loss from insurance operations in the first half of 2009 was £72 million compared to a profit of £29 million in the first half of 2008. All of the profits from insurance operations in the first half of 2009 and 2008 were from continuing operations and include the loss on sale of £559 million for the Taiwan agency business, the disposal of which was completed in June 2009 but did not qualify as a discontinued operation under IFRS. The movement in profits for insurance operations can be summarized as follows:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Profit before shareholder tax	194	90
Shareholder tax	(266)	(61)

(Loss) profit after tax	(72)	29

        The increase of £104 million in profit before tax attributable to shareholders in the first half of 2009 compared to the first half of 2008 primarily reflects positive short-term fluctuations in investment returns on financial instruments and an increase in operating profit based on longer-term investment returns of the insurance operations, partially offset by the losses relating to the sale of the Taiwan agency business. The loss arising on the sale of the Taiwan agency business is explained further in the comparison of total loss arising from Asian insurance operations below.

        The effective shareholder tax rate on profits from insurance operations increased from 68 per cent in the first half of 2008 to 137 per cent in the first half of 2009, with the movement primarily due to there being no tax credit on the losses relating to the sale of the Taiwan agency business.

        In order to understand how Prudential's results are derived it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

        The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with

UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

        For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. Of the more significant Asian operations, this basis is applied for the Group's life assurance businesses in Japan, Vietnam and, prior to disposal of the agency business, Taiwan. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven.

Comparison of total loss arising from Asian insurance operations

        The following table shows the movement in losses arising from Asian insurance operations from the first half of 2008 to the first half of 2009:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Loss before shareholder tax	(455)	(165)
Shareholder tax	(10)	8

Loss after tax	(465)	(157)

        The increase of £290 million in the loss before tax attributable to shareholders in the first half of 2008 to £455 million in the first half of 2009 primarily reflects the losses relating to the sale (as described below) and the trading results of the Taiwan agency business, partially offset by a favorable change of £223 million in the short-term fluctuations in investment returns for shareholder-backed business and an increase of £108 million in operating profit based on longer-term investment returns.

        On the sale of the agency distribution business in Taiwan, a loss of £559 million was recorded. The overall size of loss reflects the carrying value of the IFRS equity of the business as applied in the calculation of the loss on sale and the application of 'grandfathered' US GAAP under IFRS 4 for insurance assets and liabilities. US GAAP does not, and is not designed to, include the cost of holding economic capital to support the legacy interest rate guaranteed products as recognized under the Company's supplementary reporting basis under European Embedded Value principles. The IFRS loss on sale reflects this missing element of the economic value. Under IFRS there is no recognition of the enhanced Insurance Group's Directive ('IGD') capital surplus position arising on completion of the sale of £0.8 billion.

        Included in the loss on sale are associated fees and restructuring costs of £64 million, the most significant component of which is costs associated with the termination of employees. All these costs are expected to be incurred prior to the end of 2009. The loss on sale also includes a charge of £44 million for write off of goodwill attached to the business.

        As discussed in "—IFRS Critical Accounting Policies", a one off credit of £63 million arose in the first half of 2009 as a result of replacing the methodology for valuing the liabilities of the Malaysia life business by a method based on the Malaysian authority's risk based capital framework.

        The effective shareholder tax rate changed from 5 per cent in the first half of 2008 to negative 2 per cent in the first half of 2009, with the movement principally due to there being no tax credit on the losses relating to the sale of the Taiwan agency business and the impact of prior year tax charges and profits in certain countries which are not taxable. The effective shareholder tax rate for the Asian insurance operations is low due to profits in certain Asian countries being not taxable.

United States

Basis of profits

        The profit on Jackson's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities, institutional products and fee income on variable annuities, which are measured on a US GAAP basis.

Comparison of total profit arising from US insurance operations

        The following table shows the movement in profits arising from US insurance operations from the first half of 2008 to the first half of 2009:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Profit before shareholder tax	382	51
Shareholder tax	(176)	(3)

Profit after tax	206	48

        Of the £331 million increase in profit before tax attributable to shareholders for the first half of 2009 against the comparative period in 2008, the main driver was a favorable change of £346 million in the short-term value movements in financial instruments reflected in the income statement, which was partially offset by a decrease of £15 million in operating profit based on longer-term investment returns. The favorable short-term fluctuations in investment returns in the first half of 2009 for the US life insurance operations reflected the market value movements on freestanding derivatives held to manage the fixed annuity and other general business, partly offset by the short term fluctuation related to debt securities. Additional analysis has been provided in the table in section c). The decrease in operating profit based on longer-term investment returns was primarily a result of lower separate account fee income, lower spread income and higher hedging costs reflecting equity market and interest rate falls. These falls were offset by the effect of favorable exchange rate movements and a related reduction in DAC amortization.

        The effective tax rate on profits from US operations increased from 6 per cent in the first half of 2008 to 46 per cent in the first half of 2009. The movement was caused by the inability to fully recognize deferred tax assets on losses being carried forward, partially offset by the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.

United Kingdom

Basis of profits

        Prudential's results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund, hereafter referred to as the with-profits fund, as well as profits from its other businesses. For most of Prudential's operations, other than its UK insurance operations, the IFRS basis of accounting matches items of income and related expenditure within the same accounting period. This is achieved through the deferral of acquisition costs and application of the accruals concept.

With-profits products

        For Prudential's UK insurance operations, the primary annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a combination of annual and final bonuses. Shareholders' profit in respect of bonuses from with-profits products represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. The smoothing inherent in the bonus declarations gives rise to policyholder bonuses and annual shareholders' profit under IFRS from this business which are generally relatively stable in comparison to the underlying movements in assets and liabilities of the funds.

Bonus rates

        The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates. The assets backing the with-profits business are predominantly invested in equities, debt securities and real estate. If the financial strength of the with-profits fund were adversely affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

Unallocated surplus

        The annual excesses of premiums and investment returns over claim payments, operating expenses and the change in policyholder provisions within Prudential's with-profits fund that are not distributed in that year as bonuses and related shareholders' profit are transferred to the liability for unallocated surplus by a charge to the income statement of the with-profits fund. Any shortfall in such amounts would result in a transfer from the unallocated surplus by a credit to the income statement of the with-profits fund. Current year amounts in respect of premiums, investment returns, operating expenses and other charges or credits do not directly affect the distribution of profit to shareholders from the with-profits business in that year. Current year claims, which include final bonus payments, do have an effect on shareholders' profit through the shareholders' proportion of the value of those final bonuses.

Surplus assets and their use

        The liability for unallocated surplus comprises amounts Prudential expects to pay to policyholders in the future, the related shareholder transfers and surplus assets. These surplus assets have accumulated over many years from a variety of sources and provide the with-profits fund with working capital. This working capital permits Prudential to invest a substantial portion of the assets of the with-profits fund in equity securities and real estate, smooth investment returns to with-profits policyholders, keep its products competitive, write new business without being constrained as to cash flows in the early policy years and demonstrate solvency.

        In addition, Prudential can use surplus assets to absorb the costs of significant events, such as fundamental strategic change in its long-term business, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities, including acquisitions.

The "SAIF" and "PAL" funds

        Prudential's with-profits fund includes the Scottish Amicable Insurance Fund ("SAIF") and the wholly-owned subsidiary, Prudential Annuities Limited ("PAL"). All assets of the SAIF business are solely attributable to former policyholders of Scottish Amicable Life Assurance Society (predating the acquisition of Scottish Amicable by Prudential in October 1997). Since PAL is a wholly owned subsidiary of the with-profits fund, profits from this business affect shareholders' profits only to the extent that they affect the annual with-profits bonus declaration and resultant transfer to shareholders.

Comparison of total profit arising from UK insurance operations

        Profit after tax from UK insurance operations increased by £46 million from £134 million in the first half of 2008 to £180 million in the first half of 2009:

        The following table shows the movement in profits arising from UK insurance operations from the first half of 2008 to the first half of 2009:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Profit before shareholder tax	267	204
Shareholder tax	(80)	(66)

Profit after tax	187	138

        The increase in profit before tax attributable to shareholders of £63 million primarily reflects an increase in operating profit based on longer-term investment returns of £44 million and a favorable change in the value of short-term fluctuations in financial instruments of the shareholder-backed business of £19 million. The increase in the operating profit based on longer-term investment returns resulted from growth in the shareholder-backed annuity business, partially offset by a reduction in profits attributable to the with-profits business. This reflected the impact of bonus rate reductions in the February 2009 bonus declaration made in response to recent volatile investment performance. IFRS profit for the first half of 2009 included general insurance commission of £27 million (first half of 2008: £14 million).

        The effective shareholder tax rate on profits from UK insurance operations for the first half of 2009 of 30 per cent compares with an effective tax rate of 32 per cent in the first half of 2008.

Profit from asset management

        Total profit from asset management increased from £89 million in the first half of 2008 to £91 million in the first half of 2009. The following table shows the movement in profits from asset management from the first half of 2008 to the first half of 2009:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Profit before shareholder tax	126	115
Shareholder tax	(35)	(26)

Profit after tax	91	89

        The £11 million increase in profit before tax resulted primarily from an increase in profit generated by M&G, which moved from a profit before tax of £80 million in the first half of 2008 to a profit before tax of £103 million in the first half of 2009. The Group's Asian asset management operations and US broker-dealer operations experienced declines, with profit before shareholder tax reducing by £8 million and £4 million respectively from the first half of 2008 to the first half of 2009.

        The £23 million increase in profit before tax attributable for M&G reflected a favorable movement of £38 million in actuarial gains and losses on its defined benefit scheme and a positive movement of £29 million in respect of short-term fluctuations in investment returns, which were partially offset by a decrease in operating profit based on longer-term investment returns of £44 million. The decrease in operating profit based on longer-term investment returns reflected the relative levels of equity markets between 2008 and 2009.

        The effective tax rate on profits from asset management operations increased from 23 per cent in the first half of 2008 to 28 per cent in the first half of 2009. The increase in effective rate reflects deferred tax on capital losses being recognized in the first half of 2008 that were not available in the first half of 2009.

Unallocated corporate

        Total net of tax charges for unallocated corporate activity increased by £45 million from £232 million in the first half of 2008 to £277 million in the first half of 2009.

        The following table shows the movement in the unallocated corporate result from the first half of 2008 to the first half of 2009:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Loss before shareholder tax	(396)	(307)
Shareholder tax	119	75

Loss after tax	(277)	(232)

        The significant movement in loss before shareholder tax primarily resulted from an adverse movement in other income and expenditure of £67 million, from £124 million in the first half of 2008 to £191 million in the first half of 2009, a negative movement of £13 million in short-term fluctuations in investment returns, from a loss of £131 million in the first half of 2008 to a loss of £144 million in the first half of 2009, and an adverse change of £9 million in actuarial gains and losses on the Group's defined benefit pension schemes in the first half of 2009 in comparison to the first half of 2008. The increase of £64 million in the income and expenditure reflects a reduction in the earned returns in central funds and the non-recurrence of one-off items of positive £18 million in 2008. Additional analysis of the movement in short term fluctuations is provided in section c).

        The total unallocated corporate result for the first half of 2009 included a one-off £216 million cost arising from the hedge temporarily put in place during the first quarter to protect the Group's IGD capital surplus in the light of exceptional market conditions. During the extreme equity market conditions experienced in the first quarter of 2009, with historically high equity volatilities, the Group entered into exceptional overlay short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to its regular operational hedging programs. The vast majority of the costs related to the hedge have been incurred in the first half of 2009, with £216 million being included in the profit and loss account in this period. At June 30, 2009, the Group held equity options for this potential exposure with a remaining fair value of £36 million. The Group fully anticipates that these options will be held to their expiration, with all options expiring before the end of 2009.

        The movements on unallocated actuarial and other gains and losses on the Group's defined benefit pension schemes were primarily due to the provision set up for deficit funding which was partly offset by gains in respect of changes of assumptions for scheme liabilities and actual returns on schemes assets being higher than the expected returns.

        The effective tax rate on unallocated corporate result increased from 24 per cent in the first half of 2008 to 30 per cent in the first half of 2009. The increase related to the inability to recognize a deferred tax asset on various tax losses.

c)    Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region

        For many years, the assessment of performance by management has been, and continues to be, applied to profit before shareholder tax by analysis of the result between operating profit based on longer-term investment returns and other reconciling items. The focus on profit before shareholder tax, rather than profit before policyholder and shareholder tax, reflects the shareholders' interests in surpluses as they arise and the regulatory basis of ring-fenced long-term funds in the UK. In particular, taxes borne by policyholders of with-profits contracts are borne by the liability for unallocated surplus of with-profits funds.

        Until the adoption of IFRS, operating profit based on longer-term investment returns was a UK GAAP measure arising from the specific recommendation of the Statement of Recommended Practice ("SORP") for accounting for insurance business issued by the ABI. With the adoption of IFRS, the ABI SORP was no longer authorative literature for the purposes of determining the Group's GAAP measures. Nevertheless, it continued to be the basis applied by the Group for internal performance assessment and a fundamental element of the analysis provided to shareholders and the UK stock market. In 2009, the Group adopted IFRS 8 and, consistent with previous practice, applied 'operating profit based on longer-term investment returns' as the performance measure under this standard, thus bringing it within the IFRS framework. The analysis that follows reflects information published with the Group's interim results on August 13, 2009.

        The Group uses a performance measure of operating profit based on longer-term investment returns, excluding actuarial and other gains and losses on defined benefit pension schemes. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group's results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

        The Group's operating segments as determined under IFRS 8 are insurance operations split by territories in which the Group conducts business, which are Asia, the United States and the United Kingdom, and asset management operations split into M&G, which is the Group's UK and European asset management business, the Asian asset management business and the US broker-dealer and asset management business (including Curian). Segment results that are reported to the Group Executive Committee ('GEC') include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asia Regional Head Office. This is consistent with how the Group has been presenting its results in its supplementary analysis of profit before tax attributable to shareholders.

        Longer-term investment returns included within the performance measure are determined by reference to expected long-term rates of return. These are intended to reflect historical rates of return on assets and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The overriding reason for distinguishing longer-term investment returns from short-term fluctuations is that the investments are generally held for the longer-term to back long duration insurance contract liabilities and solvency capital rather than for short-term trading purposes.

        Furthermore, the income statement recognition of investment appreciation, short-term value movements on derivatives, and the charge for the policyholder benefits under IFRS 4 give rise to accounting mismatches that are not representative of the underlying economic position.

        Additional details on the determination of operating profit based on longer-term investment returns are provided in Note C of the unaudited condensed consolidated interim financial statements.

        Actuarial and other gains and losses on defined benefit pension schemes principally reflect short-term value movements on scheme assets and the effects of changes in actuarial assumptions.

Under the Group's accounting policies these items are recorded within the income statement, rather than through other comprehensive income, solely due to the interaction of the Group's approach to adoption of IFRS 4 for with-profits funds and the requirements of IAS 19. In analyzing loss before shareholder tax the separate identification of these gains and losses is analogous to the more normal treatment of inclusion as a movement on other comprehensive income, i.e. not within the loss for the period.

Reconciliation of total loss by business segment and geography to operating profit based on longer-term investment returns

        A reconciliation of loss before tax (including tax attributable to policyholders' returns) to loss before tax attributable to shareholders and loss for the period is shown below.

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Loss before tax	(155)	(739)
Tax attributable to policyholders' returns	79	637

Loss before tax attributable to shareholders	(76)	(102)

Tax expense	(103)	625
Less: tax attributable to policyholders' returns	(79)	(637)

Tax attributable to shareholders' profits	(182)	(12)

Loss for the period	(258)	(114)

        A reconciliation of loss before shareholder tax to operating profit based on longer-term investment returns is provided below:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Performance measure: operating profit based on longer-term investment returns (i)	688	647
Short-term fluctuations in investment returns on shareholder-backed business (ii)	(80)	(617)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(63)	(92)
Loss on sale and results for Taiwan agency business (iii)	(621)	(40)

Loss before tax attributable to shareholders	(76)	(102)

Notes

(i)    Operating profit based on longer-term investment returns

        Operating profit based on longer-term investment returns is a performance measure of results under IFRS 8. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected long-term rates of return. The long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The amounts included in operating results for long-term returns for debt securities incorporate a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to the date when sold bonds would otherwise have matured.

(ii)   Short-term fluctuations in investment returns on shareholder-backed business

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Insurance operations:
Asia (note (a))	(41)	(197)
US (note (b))	165	(181)
UK (note (c))	(63)	(82)
Other operations

—IGD hedge costs (note (d))	(216)	—
—Other (note (e))	75	(157)

	(141)	(157)

Total	(80)	(617)

Notes

(a)   Asian insurance operations

        The short-term fluctuations in investment returns for Asian insurance operations in the first half of 2009 of a charge of £41 million primarily related to unrealized losses on the shareholder debt portfolio in the period.

(b)   US insurance operations

        The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Short-term fluctuations relating to debt securities:
Charges in the period (note 1)
Defaults	—	—
Losses on sales of impaired and deteriorating bonds	(44)	(6)
Bond write downs	(324)	(103)
Recoveries/reversals	2	1

	(366)	(108)
Less: Risk margin charge included in operating profit based on longer-term investment returns	41	23

	(325)	(85)

Interest related realized gains (losses):
Arising in the period	75	(2)
Less: Amortization of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(34)	(15)

	41	(17)

Related change to amortization of deferred acquisition costs	37	14

Total short-term fluctuation related to debt securities	(247)	(88)
Derivatives (other than equity related): Market value movement (net of related change to amortization of deferred acquisition costs) (note 2)	339	(64)
Equity type investments: Actual less longer-term return (net of related change to amortization of deferred acquisition costs)	(40)	(32)
Other items (net of related change to amortization of deferred acquisition costs) (note 3)	113	3

Total	165	(181)

1.
The charges in the period relating to debt securities of Jackson comprise the following:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Residential mortgage-backed securities:
Prime	123	6
Alt-A	98	75
Sub prime	18	—

Total residential mortgage-backed securities	239	81
Piedmont securities (an 80% Jackson held static trust)	5	—
Corporates	80	22
Losses on sales of impaired and deteriorating bonds, net of recoveries	42	5

	366	108

2.
The gain of £339 million (first half of 2008: charge of £64 million) in value movement is for freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied, value movements on derivatives are recognized in the income statement. Except in respect of variable annuity business, the value movements on derivatives held by Jackson are separately identified within short-term fluctuations in investment returns.

  Derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns to broadly match the commercial effects to which the variable annuity derivative program relates.

  For the derivatives program attaching to the fixed annuity and other general account business the Group has continued in its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

3.
The £113 million gain (first half of 2008: gain of £3 million) for other items shown above comprises a gain of £91 million for the difference between the charge for embedded derivatives included in the operating result and the charge to the total result and £22 million of other items. For embedded derivatives the operating result reflects the application of 10-year average AA corporate bond rate curves and a static historical equity volatility assumption. The total result reflects the application of period-end AA corporate bond rate curves and current equity volatility levels.

  In addition, for US insurance operations, included within the statement of comprehensive income is a reduction in net unrealized losses on debt securities classified as available-for-sale of £808 million (first half of 2008: increase in net unrealized losses of £677 million). These temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note M to the unaudited condensed consolidated interim financial statements.

(c)   UK insurance operations

        The short-term fluctuations charge for UK insurance operations of £63 million in the first half of 2009 reflected asset value movements principally on the shareholder backed annuity business.

(d)   IGD hedge costs

        During the severe equity market conditions experienced in the first quarter of 2009 the Group entered into exceptional overlay short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programs. The vast majority of the costs related to the hedge have been incurred in the first half of 2009, with £216 million being included in the income statement in this period. At June 30, 2009 the Group held equity options for this potential exposure with a remaining fair value of £36 million. The Group fully anticipate that these options will be held to their expiration, with all options expiring before the end of 2009.

(e)   Other operations

        The credit of £75 million (first half of 2008: charge of £157 million) for short-term fluctuations for other operations primarily arises from unrealized value movements of £69 million in swaps held centrally to manage Group assets and liabilities (first half of 2008: charge of £49 million). For the first half of 2008, a charge of £71 million was incurred in relation to the sale of an India mutual fund in May 2008.

(iii)
Loss on sale and results for Taiwan agency business

        In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the supplementary analysis of profit.

        Management believes exclusion of the Taiwan agency business from its chosen performance measure better reflects the underlying trends of the retained business and therefore provides additional useful information to users.

        The following tables reconcile "Operating profit based on longer-term investment returns", the Group's performance measure under IFRS 8, to "Loss before tax attributable to shareholders", the Group's reported performance within the consolidated IFRS income statement, by business segment and geography.

	Six Months Ended June 30, 2009
	Asia	US	UK	Unallocated corporate	Total
	(In £ Millions)
Insurance operations:
Performance measure: Operating profit based on longer-term investment returns	207	217	330		754
Short-term fluctuations in investment returns	(41)	165	(63)		61
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—		—
Loss on sale and results for Taiwan agency business	(621)	—	—		(621)

Reported performance: (Loss) profit before tax attributable to shareholders	(455)	382	267		194
Asset management:
Performance measure: Operating profit based on longer-term investment returns	21	2	102		125
Short-term fluctuations in investment returns	—	—	3		3
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	(2)		(2)

Reported performance: Profit before tax attributable to shareholders	21	2	103		126
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	—	—	—	(191)	(191)
Short-term fluctuations in investment returns	—	—	—	(144)	(144)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	(61)	(61)

Reported performance: (Loss) profit before tax attributable to shareholders	—	—	—	(396)	(396)
Total:
Performance measure: Operating profit based on longer-term investment returns	228	219	432	(191)	688
Short-term fluctuations in investment returns	(41)	165	(60)	(144)	(80)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	(2)	(61)	(63)
Loss on sale and results for Taiwan agency business	(621)	—	—		(621)

Reported performance: Loss before tax attributable to shareholders	(434)	384	370	(396)	(76)

	Six Months Ended June 30, 2008*
	Asia	US	UK	Unallocated corporate	Total
	(In £ Millions)
Insurance operations:
Performance measure: Operating profit based on longer-term investment returns	72	232	286		590
Short-term fluctuations in investment returns	(197)	(181)	(82)		(460)
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	—		—
Results of sold Taiwan agency business	(40)	—	—		(40)

Reported performance: (Loss) profit before tax attributable to shareholders	(165)	51	204		90
Asset management:
Performance measure: Operating profit based on longer-term investment returns	29	6	146		181
Short-term fluctuations in investment returns	—	—	(26)		(26)
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	(40)		(40)

Reported performance: Profit before tax attributable to shareholders	29	6	80		115
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	—	—	—	(124)	(124)
Short-term fluctuations in investment returns	—	—	—	(131)	(131)
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	—	(52)	(52)

Reported performance: (Loss) profit before tax attributable to shareholders	—	—	—	(307)	(307)
Total:
Performance measure: Operating profit based on longer-term investment returns	101	238	432	(124)	647
Short-term fluctuations in investment returns	(197)	(181)	(108)	(131)	(617)
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	(40)	(52)	(92)
Results of sold Taiwan agency business	(40)	—	—		(40)

Reported performance: (Loss) profit on continuing operations before tax attributable to shareholders	(136)	57	284	(307)	(102)

*
In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan agency business for which the sale process was completed in June 2009 are included separately within the analysis of profit. Only the operating profit based on longer-term investment returns of the retained bancassurance business in Taiwan is included in the analysis above.

Group operating profit based on longer-term investment returns

        In the first half of 2009, Group operating profit based on longer-term investment returns was £688 million compared to £647 million in the first half of 2008, an increase of 6 per cent.

        Since the first half of 2008, the Group has improved the way in which it analyzes its results by classifying pre-tax operating profits from its life businesses into the following five distinct areas, reflecting the specific nature of each profit stream:

  •
  Investment spread—this represents the difference between investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts.

  •
  Asset management fees—this represents profits driven by investment performance, being asset management fees that vary with the size of the underlying policyholder funds, net of investment management expenses and profits derived from spread.

  •
  Net expense margin—this represents expenses charged to the income statement account (excluding those borne by the with-profits fund and those products where earnings are purely protection driven), including amounts relating to movements in deferred acquisition costs, net of any fees or premium loadings related to expenses. Jackson DAC amortization (net of hedging effects), which is intended to be part of the expense margin, has been separately highlighted in the table below.

  •
  Insurance margin—profits derived from the insurance risks of mortality, morbidity and persistency, including fees earned on variable annuity guarantees.

  •
  With-profits business—accrued shareholders' transfer (gross of tax) from the with-profits fund in the period.

  •
  Other represents a mixture of other income and expenses that are not directly allocated to the underlying drivers, including non-recurring items and Asian development expenses.

        The Group believes that this approach provides a better understanding of the underlying trends in its markets and a simpler and more effective framework to present its results, and is shown in the table and explanations below.

Analysis of life insurance operating profit* based on longer-term investment returns by driver

	Six months ended June 30,
	2009	2008
	(In £ Millions)
Investment spread	514	422
Asset management fees	203	221
Net expense margin	(209)	(249)
DAC amortization (Jackson only)	(160)	(165)
Net insurance margin	217	127
With-profits business	158	210
Non-recurrent release of reserves for Malaysian life operation	63	—
Other	(59)	10

Total	727	576

*
Excludes UK general insurance commission (first half 2009: £27 million; first half 2008 £14 million).

        Investment spread increased by £92 million to £514 million in the first half of 2009 compared to the first half of 2008. This was driven by an increase in the Group's UK investment spread income of £40 million, principally arising from UK shareholder-backed annuity business, reflecting both its disciplined approach to annuity pricing and the higher returns arising from increased shareholder assets.

The balance arises primarily from favorable exchange rate movements offsetting the fall in spread income in Asia and the US.

        Asset management fees fell by 8 per cent to £203 million in the first half of 2009 compared to the first half of 2008, with lower fee income earned as a result of falling asset values being offset by favorable exchange rate movements.

        The net expense margin represents expenses net of relevant charges and loadings and has improved by 16 per cent compared to the first half of 2008 to a net expense of £209 million in the first half of 2009. This benefit arose predominantly as a result of lower new business strain (as defined below) in Asia, primarily reflecting lower new business volumes and the non-recurrence of one-off expenses incurred in the UK.

        Net insurance margin has increased by 71 per cent in the first half of 2009 against the corresponding period in 2008, reflecting strong growth in the Asian in-force book and positive claims experience in the US.

        Profits from with-profits business were £158 million in the first half of 2009 compared with £210 million in the same period in 2008, reflecting lower bonus rates as a result of market falls.

        2009 includes a £63 million one-off credit arising from the release of regulatory reserves in Malaysia following a change in reserving basis with the introduction of a Risk Based Capital approach.

        Other of negative £59 million is primarily as a result of increased hedging costs in the US.

Insurance operations

        Asia's operating profit based on longer-term investment returns for insurance operations was £212 million in the first half of 2009 (before development expenses of £5 million) compared to £75 million (before development expenses of £3 million) in the first half of 2008. The increase in Asia's operating profit for insurance operations reflected a combination of higher insurance margins, lower new business strain and favorable exchange rate movements, and a one-off benefit arising from a regulatory change in Malaysia of £63 million.

        The result for Asian insurance operations comprised amounts in respect of new business and business in-force as follows:

	Six months ended June 30,
	2009	2008
	(In £ Millions)
New business strain	(47)	(71)
Business in force	259	146

Total Asian insurance operations	212	75
Development expenses	(5)	(3)

Total Asian long-term business operating profit	207	72

        The IFRS new business strain corresponded to approximately 8 per cent of new business APE premiums for the first half of 2009 (first half of 2008: approximately 11 per cent of new business APE).

        The strain represents the aggregate of the pre-tax regulatory basis strain to net worth and IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

        In the United States, operating profit based on longer-term investment returns was £217 million in the first half of 2009, down 6 per cent from £232 million in the first half of 2008. The decrease for US insurance operations mainly reflected lower separate account fee income, lower spread income and higher hedging costs, reflecting equity market and interest rate falls. These falls were offset partially by the effect of favorable exchange rate movements and a related reduction in DAC amortization.

        In the United Kingdom, operating profit based on longer-term investment returns for the life insurance business increased 15 per cent to £303 million in the first half of 2009, reflecting growth from the shareholder backed annuity business, partially offset by lower profits attributable to the with-profits business.

        An analysis of the operating profit based on longer-term investment returns by drivers for the life insurance operations for the first half of 2009 and 2008 is provided in the tables below. The analysis by drivers has been made using the categorization as described above under "—Group operating profit based on longer-term investment returns".

	Six months ended June 30, 2009
	Asia	US	UK (note (c))	Total
	(In £ Millions)
Investment spread	35	314	165	514
Asset management fees	34	142	27	203
Net expense margin	(68)	(105)	(36)	(209)
DAC amortization (Jackson only)		(160)		(160)
Net insurance margin	137	97	(17)	217
With-profits business	11	—	147	158
Non-recurrent release of reserves for Malaysia Life operations	63	—	—	63
Other (note a)	(5)	(71)	17	(59)

Total	207	217	303	727

	Six months ended June 30, 2008
	Asia (note (b))	US	UK	Total
	(In £ Millions)
Investment spread	36	261	125	422
Asset management fees	31	148	42	221
Net expense margin	(95)	(93)	(61)	(249)
DAC amortization (Jackson only)		(165)		(165)
Net insurance margin	91	35	1	127
With-profits business	12	—	198	210
Other (note a)	(3)	46	(33)	10

Total	72	232	272	576

Notes

(a)
Asia other includes development expenses of £5 million (first half of 2008: £3 million).

(b)
Sale of Taiwan agency business.

    In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan agency business for which the sale process was completed in June 2009 are included separately within the analysis of profit. Only the operating profit based on longer-term investments of the retained bancassurance business in Taiwan is included in the analysis above.

(c)
Excludes UK general insurance commission (first half of 2009: £27 million; first half of 2008: £14 million).

Asset management

        M&G's operating profit based on longer-term investment returns in the first half of 2009 was £102 million, a decrease of 30 per cent compared to the £146 million recorded for the same period in 2008. The decrease reflects the relative levels of the equity markets in which M&G funds were invested between the first half of 2008 and 2009.

        In the United States, operating profit based on longer-term investment returns was down from £6 million in the first half of 2008 to £2 million in the first half of 2009. The decrease was primarily due to a decrease in profits from the broker-dealer operations.

        Operating profit based on longer-term investment returns for the Asian asset management business decreased by 28 per cent, from £29 million in the first half of 2008 to £21 million in the first half of 2009, due largely to lower average funds under management, a change in asset mix and a private equity loss in India of £6 million.

Unallocated corporate

        The adverse movement of £67 million in the operating result to negative £191 million primarily reflected a reduction in the earned return on central funds of £32 million, restructuring costs of £12 million and the non-recurrence of one-off items of positive £19 million in the first half of 2008.

Explanation of Movements in Profits Before Shareholder Tax by Nature of
Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Earned premiums, net of reinsurance	9,518	8,926
Investment return	3,625	(9,752)
Other income	574	453

Total revenue, net of reinsurance	13,717	(373)

Benefits and claims and movement in unallocated surplus of with-profits funds	(10,783)	1,479
Acquisition costs and other operating expenditure	(2,446)	(1,763)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(84)	(82)
Loss on sale of Taiwan Agency business	(559)	—

Total charges, net of reinsurance	(13,872)	(366)

Loss before tax (being tax attributable to shareholders' and policyholders' returns)*	(155)	(739)
Tax attributable to policyholders' returns	79	637

Loss before tax attributable to shareholders	(76)	(102)
Tax attributable to shareholders' (losses) profits	(182)	(12)

Loss for the period	(258)	(114)

*
This measure is the formal loss before tax measure under IFRS but it is not the result attributable to shareholders.

Earned premiums

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Asian operations	2,693	2,769
US operations	3,932	2,752
UK operations	2,893	3,405

Total	9,518	8,926

        Earned premiums, net of reinsurance, for insurance operations totaled £9,518 million in the first half of 2009 compared to £8,926 million in the first half of 2008. The increase of £592 million for the first half of 2009 was driven by growth of £1,180 million in the US operations that was partially offset by a decrease of £512 million in the UK operations and a decrease of £76 million in the Asian operations.

a)    Asia

        Earned premiums in the first half of 2009 and 2008 were £2,693 million and £2,769 million, respectively, a decrease of 3 per cent.

        The Group's strategy in Asia is to continue to build quality, multi-channel distribution that it believes delivers customer-centric and profitable products, with an emphasis on retirement solutions.

        While each market in the Group's Asian portfolio has its own unique features, there are certain common themes. In a more volatile economic environment, customers have generally been more cautious about committing lump sums to savings orientated policies, particularly policies with direct market exposure such as unit linked products. This trend has been particularly evident in Korea and to a lesser extent in Hong Kong and Singapore. As a result, regular premium and higher-margin protection business for the Group's Asian operations as a whole has remained resilient, while single premium business has decreased sharply.

b)    United States

        Earned premiums from insurance contracts increased by 43 per cent from £2,752 million in the first half of 2008 to £3,932 million in the first half of 2009.

        The continued volatility in the equity markets has seen customers seek to limit their risks by buying fixed annuities, fixed index annuities or variable annuities with guaranteed living benefits. Variable annuity sales increased significantly in the first half of 2009 over the same period in 2008, reflecting the second-quarter equity market rally in 2009. Fixed annuity sales were lower on a local currency basis but showed an increase over 2008 due to the strengthening of the UK currency over the US dollar in 2009.

c)    United Kingdom

        Earned premiums for UK operations decreased from £3,405 million in the first half of 2008 to £2,893 million in the first half of 2009. Sales of with-profits bonds continued to grow but this was more than offset by lower sales of individual annuities, offshore bonds and corporate pensions, with the Group focusing on value over volume. In addition, the decrease in earned premiums in the first half of 2009 compared to the first half of 2008 principally reflected the fact that a bulk annuity reinsurance contract with Goldman Sachs for the reinsurance of Rothesay Life's non-profit annuity business was completed in the first half of 2008.

Investment return

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Asian operations	1,803	(1,669)
US operations	1,917	(947)
UK operations	30	(7,168)
Unallocated corporate	(125)	32

Total	3,625	(9,752)

        Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realized and unrealized gains) and losses on investments designated as fair value through profit and loss and realized gains and losses, including impairment losses, on securities designated as available-for-sale.

        Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, policyholders or the unallocated surplus of with-profits funds. Therefore the investment return shown in the income statement includes significant amounts which are attributable to policyholders or the unallocated surplus of with-profits funds, and which have no net impact on shareholders' profit.

        Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with a change in market returns on the attached pool of assets having a reciprocal effect on policyholder benefits for these products. Similarly there is a broad correlation between increases or decreases in the values of assets of funds and changes in the level of combined charge for benefits and movement on unallocated surplus of with-profit funds.

        The period on period changes in investment return for both the UK and Asian operations, and those of the US operations (principally arising on investments backing the US separate account liabilities) primarily reflect the generality of overall market movements for equities, debt securities and, in the UK, for investment property. In addition, for Asian operations and the assets of the US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

a)    Asia

        The table below provides an analysis of investment return attributable to Asian operations for the periods presented:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Interest/dividend income (including foreign exchange gains and losses)	408	285
Investment appreciation (depreciation)*	1,395	(1,954)

Total	1,803	(1,669)

*
Investment appreciation (depreciation) comprises realized and unrealized gains and losses on the investments.

        In the Group's Asian operations, equities and debt securities accounted for 45% and 45%, respectively of the total investment portfolio at June 30, 2009. The remaining 10% of the total investment portfolio was primarily comprised of loans and deposits with credit institutions. 82% of the equity portfolio was accounted for by the portfolio of the Singapore, Hong Kong and India operations, held principally by the with-profits funds and to back unit-linked assets. 53% of the debt securities were government debt securities, of which 75% of the government debt securities were accounted for by the portfolio of the Singapore, Hong Kong, Japan and Vietnam operations. At June 30, 2009, the total proportion of the investment portfolio invested in equities and debt securities was of a similar magnitude to that as at June 30, 2008. In Asia, the investment return has changed from a £1,669 million charge in the first half of 2008 to a £1,803 million credit in the first half of 2009. This change was due to a £123 million increase in interest and dividend income (including foreign exchange gains and losses) and an increase of £3,349 million in investment appreciation compared to the same period in 2008. The increase of £3,349 million in investment appreciation was driven by a significant positive movement as a result of the improved Asian financial markets in the first half of 2009, in comparison to the significant downturn in equity markets experienced in the first half of 2008.

b)    United States

        The table below provides an analysis of investment return attributable to US operations for the periods presented:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Realized losses (including impairment losses) on available-for-sale bonds	(291)	(110)
Investment return of investments backing US separate account liabilities	772	(1,454)
Other investment return	1,436	617

Total	1,917	(947)

        In the US, investment return increased from a £947 million charge in the first half of 2008 to a £1,917 million credit in the first half of 2009. This £2,864 million favorable change was due to a £181 million increase in realized losses on debt securities classified as available-for-sale which was more than offset by an increase in the investment return of the investments backing the US variable annuity separate account liabilities of £2,226 million and an increase of £819 million in other investment returns. Realized losses in the first half of 2008 were £110 million compared to £291 million in the first half of 2009 and were related to losses incurred in the debt securities portfolio due primarily to losses on the sale of bonds and write downs. The primary driver of the increase in US investment return was the increase in returns on investments backing the US variable annuity separate account liabilities as a result of more favorable movements in US equity markets. The investment return of the investment assets backing US separate account liabilities increased by £2,226 million from a £1,454 million charge in the first half of 2008 to a £772 million credit in the first half of 2009. The increase of £819 million in other investment return included a £380 million increase in the fair value of derivatives held to manage the general account business.

c)    United Kingdom

        The table below provides an analysis of investment return attributable to UK operations for the periods presented:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Interest/dividend income	3,149	3,519
Foreign exchange gains and losses*	1,186	(299)
Investment depreciation**	(4,305)	(10,388)

Total	30	(7,168)

*
Foreign exchange gains and losses on retranslation of non-sterling based assets, including foreign currency forwards, principally of the UK with-profits fund.

**
Investment appreciation (depreciation) comprises realized and unrealized gains and losses on the investments.

        In the Group's UK operations, equities, debt securities and investment properties accounted for 28%, 51% and 9%, respectively of the total investment portfolio at June 30, 2009. The remaining 12% of the total investment portfolio at June 30, 2009 related to loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. Within debt securities of £60,197 million at June 30, 2009, 86% was comprised of corporate debt securities. At June 30, 2009 the total proportion of the investment portfolio held in equities, debt securities and investment properties was of a similar magnitude to that as at June 30, 2008. In the UK, the investment return improved by £7,198 million, from a £7,168 million charge in the first half of 2008 to a £30 million credit in the first half of 2009. This favorable change comprised a decrease of £370 million in interest and dividend income, which was more than offset by an increase of £1,485 million in foreign exchange gains and a decrease in investment depreciation of £6,083 million. The reduction in interest and dividend income of £370 million primarily reflects the combined effects of lower dividend declarations and interest rates and portfolio changes from equities to other asset classes. The foreign exchange gains of £1,186 million in the first half of 2009 mainly related to gains from foreign currency forwards of the UK with-profits fund as the sterling appreciated above those levels in 2008. The investment depreciation of £4,305 million in the first half of 2009 was lower than the depreciation of £10,388 million in the first half of 2008, reflecting the significant reduction in investment depreciation compared to the higher levels of negative returns experienced in the first half of 2008.

d)    Unallocated corporate

        The investment return for unallocated corporate decreased from a credit of £32 million in the first half of 2008, to a charge of £125 million in the first half of 2009. The period to period changes in investment return related mainly to a one-off £216 million IGD hedge charge incurred in the first half of 2009 as explained in the previous section.

Benefits and claims and movement in unallocated surplus of with-profits funds

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Asian operations	(3,589)	(720)
US operations	(4,985)	(1,654)
UK operations	(2,209)	3,853

Total	(10,783)	1,479

        The underlying reasons for the period to period changes in benefits and claims and movement in unallocated surplus in each of the Group's regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

        Total benefits and claims and movement in unallocated surplus of with-profits funds increased to a charge of £10,783 million in the first half of 2009 compared to a credit of £1,479 million in the first half of 2008. The amount of this period to period change attributable to each of the underlying reasons as stated above are shown below:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Group
Claims incurred	(8,065)	(7,556)
Decrease (increase) in policyholder liabilities	(4,036)	7,622
Movement in unallocated surplus of with-profits funds	1,318	1,413

Benefits and claims and movement in unallocated surplus	(10,783)	1,479

        The principal driver for variations in amounts allocated to policyholders is changes to investment return reflected in the balance sheet measurement of liabilities for the Group's with-profits, SAIF and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS, in particular liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the year to year changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in the policyholder liabilities.

        The principal variations in the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed further below.

a)    Asia

        In the first half of 2009, benefits and claims and movement in unallocated surplus of with-profits funds totaled £3,589 million, up £2,869 million on £720 million in the first half of 2008. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Claims incurred	(847)	(631)
Increase in policyholder liabilities	(2,174)	(555)
Movement in unallocated surplus of with-profits funds	(568)	466

Benefits and claims and movement in unallocated surplus	(3,589)	(720)

        The period to period variation in the movement in policyholder liabilities was primarily due to movements in investment returns. This was as a result of asset value movements, which are reflected in the unit value of the unit-linked policies that represent a significant proportion of the Asian operation's business. In addition, the policyholder liabilities of the Asian operations' with-profits policies also fluctuated with the investment performance of the funds.

        Accordingly, due to the significant improvement in market returns in the first half of 2009 compared to the first half of 2008, there was a related increase in the charge for benefits and claims in the period. The movement in the unallocated surplus of with-profits funds during the first half of 2009 was a charge of £568 million compared with a credit of £466 million for the first half of 2008, reflecting the higher investment return of the funds during the period.

b)    United States

        Except for institutional products and certain term annuities which are classified as investment products under IAS 39 for the purposes of IFRS reporting, deposits into these products are recorded as premiums, withdrawals and surrenders, and are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

        In the first half of 2009, the accounting charge for benefits and claims increased by £3,331 million to £4,985 million over the same period in the prior year. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Claims incurred	(2,207)	(1,669)
(Increase) decrease in policyholder liabilities	(2,778)	15

Benefits and claims	(4,985)	(1,654)

        The increase in claims incurred of £538 million from £1,669 million in the first half of 2008 to £2,207 million in the first half of 2009 primarily reflects the effect of translating the US results into pound sterling at the average exchange rates for the relevant periods. The US dollar to pound sterling average rates were 1.49 and 1.97 for the periods ended June 30, 2009 and 2008. Without the impact of the foreign currency translation movements i.e. at a constant exchange rate, claims incurred in the first half of 2008 were £2,208 million, consistent with the claims incurred in the first half of 2009.

        The variation in the charge/credit for increases or decreases in policyholder liabilities was primarily attributable to movements in the investment return on the assets backing the variable annuity separate account liabilities.

c)    United Kingdom

        Overall benefits, claims and the transfer to unallocated surplus moved from a £3,853 million credit in the first half of 2008 to a £2,209 million charge in the first half of 2009. The amounts of the period to period changes attributable to each of the underlying reasons is shown below together with a further analysis of the decrease in policyholder liabilities by type of business:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Claims incurred	(4,964)	(5,203)
(Increase) decrease in policyholder liabilities:

SAIF	773	1,577
PRIL	(399)	(196)
Unit-linked and other non-participating business	(16)	787
With-profits (excluding SAIF)	511	5,941

	869	8,109
Movement in unallocated surplus of with-profits funds	1,886	947

Benefits and claims and movement in unallocated surplus	(2,209)	3,853

        Claims incurred in the UK operations decreased from £5,203 million in the first half of 2008 to £4,964 million in the first half of 2009. The reduction in claims incurred primarily reflects the combined effect of lower maturities and surrenders for the with-profits fund. The reduction in maturing claims reflects a lower base level of policies.

        As has been explained above, there is a direct relationship between policyholder benefits and asset returns on the related pool of assets. As a result of the improvement in the first half of 2009 there has been a corresponding impact on benefit claims and movement in unallocated surplus of with-profits funds in the period, moving from a net credit of £3,853 million in the first half of 2008 to a charge of £2,209 million in the first half of 2009.

        SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from year to year are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

        For PRIL, the increases in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities, together with other factors such as changes in premium income and altered assumptions.

        For unit-linked business, the variations in the increases and decreases in the policyholder liabilities relating to the unit-linked business were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

        The part of the Group where variations in amounts attributed to policyholder liabilities and unallocated surplus is most significant is the UK with-profits business (excluding SAIF).The liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgo that are relevant to each policy type. Accordingly, the policyholder liabilities will fluctuate with the investment performance of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the funds. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in asset shares) and unallocated surplus.

Acquisition costs and other operating expenditure

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Asian operations	(881)	(631)
US operations	(673)	(274)
UK operations	(711)	(692)
Unallocated corporate	(181)	(166)

Total	(2,446)	(1,763)

        Total acquisition costs and other operating expenditure of £2,446 million in the first half of 2009 were 39 per cent higher than the £1,763 million incurred in the first half of 2008.

a)    Asia

        Total Asian acquisition costs and other operating expenditure in the first half of 2009 were £881 million, an increase of £250 million compared to £631 million for the first half of 2008. This increase reflected a rise in acquisition costs incurred, from £330 million in the first half of 2008 to £

366 million in the first half of 2009, and an increase in operating expenses from £301 million in the first half of 2008 to £515 million in the first half of 2009. This increase in operating expenses in turn principally reflected a £168 million increase in the charge for investment gains relating to external unit holders following the increase in overall returns for the first half of 2009 in the consolidated funds.

b)    United States

        Acquisition costs and other operating expenditure of £673 million in the first half of 2009 were 146 per cent higher than expenses of £274 million in the first half of 2008. This increase reflected a rise in acquisition costs incurred and a general increase in operating expenses, with the significant difference in exchange rates between that for the first half of 2009 and the comparable period in 2008 contributing to this rise.

c)    United Kingdom

        Total UK acquisition costs and other operating expenditure in the first half of 2009 were £711 million compared to £692 million in the first half of 2008. The increase of £19 million in the first half of 2009 principally related to an increase in acquisition costs, from £85 million in the first half of 2008 to £188 million in the first half of 2009, and an increase in operating costs incurred, from £352 million in the first half of 2008 to £368 million in the first half of 2009. The increase in operating costs included a £127 million increase in the charge for investment gains relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group. The increase in operating costs was partially offset by a decrease in external interest payable and investment management expenses from £38 million and £184 million to £16 million and £136 million, respectively, over the same period.

d)    Unallocated corporate

        Acquisition costs and other operating expenditure in the first half of 2009 was £181 million compared to £166 million in the first half of 2008. The increase of £15 million mainly reflected an increase in shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and share-based payment costs.

        The following section provides further information on certain key areas of interest in the balance sheet.

Balance Sheet

        The summary balance sheet for the Group as at June 30, 2009 and December 31, 2008 is presented below:

Summary

	June 30, 2009	December 31, 2008
	(In £ Millions)
Investments	179,457	193,434
Holding company cash and short-term investments (note 1)	1,252	1,165
Other	18,677	20,943

Total assets	199,386	215,542

Less: Liabilities
Policyholder liabilities	165,047	173,977
Unallocated surplus of with-profits funds	7,061	8,414

	172,108	182,391
Core structural borrowings of shareholders' financed operations	2,899	2,958
Other liabilities including minority interest	19,659	25,135

Total liabilities and minority interest	194,666	210,484

IFRS basis net assets	4,720	5,058

Share capital and premium	1,966	1,965
IFRS basis shareholders' reserves	2,754	3,093

IFRS basis shareholders' equity (excluding minority interest)	4,720	5,058

Note

1
Holding company cash is cash remitted by business units to the Group's holding company with a view to cover the dividend payable to shareholders (after corporate costs), and finance profitable opportunities that become available to the Group. Short-term investments are generally cash held on short-term deposits with credit institutions.

        The following sections provide further detail on certain key line items:

Investments

	June 30, 2009				December 31, 2008
	Participating Funds	Unit- Linked	Shareholder- backed	Total Group	Total Group
	(In £ Millions)
Debt securities	41,753	6,763	40,883	89,399	95,224
Equity	26,098	29,295	676	56,069	62,122
Property Investments	8,507	616	1,356	10,479	11,992
Commercial mortgage loans	149	—	4,401	4,550	5,473
Other Loans	1,632	47	2,384	4,063	5,018
Deposits	6,300	780	1,726	8,806	7,294
Other Investments	3,917	235	1,939	6,091	6,311

Total	88,356	37,736	53,365	179,457	193,434

        Total investments held by the Group at June 30, 2009 were £179.5 billion, of which £88.4 billion were held by participating funds, £37.7 billion by unit-linked funds and £53.4 billion by shareholder-backed operations. Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

        Of the £53.4 billion investments related to shareholder-backed operations, £2.8 billion was held by Asia long-term business, £27.4 billion by Jackson and £20.0 billion by the UK long-term business respectively.

        The investments held by the shareholder-backed operations are predominantly debt securities, totaling, as of June 30, 2009, £2.0 billion, £20.9 billion and £17.0 billion for Asia, the US and the UK long-term business respectively, of which 70 per cent, 92 per cent and 96 per cent, respectively, were rated either externally or internally, as investment grade. Included within debt securities were Tier 1 and Tier 2 bank holdings of £3.7 billion, of which Tier 1 holdings of UK bank securities were £278 million, with exposure being £nil million, £20 million and £258 million for Asia, the US and the UK long-term business, respectively. Within Tier 2, the Group's exposure to UK banks was £1.0 billion, with exposure being £nil million, £109 million, £798 million and £96 million for Asia, the US, the UK long-term business and other operations, respectively.

        In addition £3.2 billion of investments were held by asset management operations, of which £3.0 billion was managed by Prudential Capital, and a further £0.2 billion was in central operations, respectively.

Policyholder liabilities

        In order to demonstrate the development of our shareholder-backed insurance business, the following table analyzes the movement in the policyholder liabilities of shareholder-backed business between items of a cash nature (premiums received and claims/surrenders paid) and other movements, such as those arising from investment gains and losses and foreign exchange.

	Shareholder-backed business
	Asia	US	UK	Total
	(In £ Millions)
At January 1, 2009	12,975	45,361	33,853	92,189
Premiums	1,296	3,850	1,823	6,969
Surrenders	(291)	(2,244)	(827)	(3,362)
Maturities/Deaths	(33)	(404)	(948)	(1,385)

Net cash flows	972	1,202	48	2,222
Investment related items and other movements	1,396	884	166	2,446
Disposal of Taiwan agency business	(3,508)	—	—	(3,508)
Change in reserving basis in Malaysia	(63)	—	—	(63)
Foreign exchange translation difference	(1,574)	(5,955)	(1)	(7,530)

At June 30, 2009	10,198	41,492	34,066	85,756

Add policyholder liabilities of with-profits funds				79,291

Total policyholder liabilities				165,047

        Policyholder liabilities related to shareholder-backed business fell by £6.4 billion from £92.2 billion as of December 31, 2008 to £85.8 billion as of June 30, 2009. The reduction reflected the disposal of the Taiwan agency business (negative impact of £3.5 billion), a £63 million reduction in liabilities following the change in reserving basis in Malaysia and foreign exchange movements of negative £7.5 billion.

        However, the Group had positive net cash flows (premiums less surrenders and maturities/deaths) into shareholder-backed-business of £2.2 billion in the six-month period to June 30, 2009. This predominantly reflected strong net inflows in Asia (£1 billion) and the US (£1.2 billion).

        Investment related items and other movements were £2.4 billion during the first half of 2009, principally reflecting the growth in the Asian equity markets and investment income credited to policyholder liabilities in the US.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing the Group's capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries, primarily by raising external finance either at the Prudential Group holding company level or at the operating company level.

Liquidity Requirements

        The Group holding company's principal cash requirements are the payment of dividends to shareholders, the servicing of debt, the payment of group activity expenses and investment in businesses.

        In the first half of 2009, the Group holding company paid the 2008 final dividend to shareholders, which amounted to £226 million. The full dividend was £322 million, but this was reduced by £96 million due to shareholders electing to receive additional shares in Prudential rather than cash. The 2007 final dividend paid in the first half of 2008 amounted to £177 million, comprising a full dividend of £304 million less an adjustment of £127 million, due again to shareholders electing to receive shares rather than cash. Share option receipts were £nil million in 2009 (2008: £8 million).

        Debt service costs (net of interest received on short-term investments) paid in the first half of 2009 were £92 million, compared to £80 million paid in the first half of 2008.

        In the first half of 2009, the Group holding company paid £65 million in respect of corporate activities and received £30 million in respect of relief on taxable losses. In the first half of 2008, the Group holding company paid £86 million in respect of corporate activities and received £87 million in respect of relief on taxable losses.

        In the first half of 2009, £106 million of capital was invested in businesses, of which £90 million was invested in Asian operations and £16 million in UK insurance operations. In the first half of 2008, the total invested in businesses was £179 million, of which £137 million was invested in Asian operations and £42 million in UK insurance operations.

        In the first half of 2009 there were also exceptional payments of £125 million in connection with the sale of the Taiwan agency business to China Life, comprising of £45 million to purchase a 9.99 per cent stake in China Life and £80 million for transaction related expenditure, including restructuring costs.

Liquidity Sources

        The Group holding company's principal sources of cash are dividends, loans and interest received from operating subsidiaries and the proceeds from borrowings.

        In the first half of 2009, the Group holding company received cash of £284 million from The Prudential Assurance Company Limited ('PAC'), the Group's main UK operating company, in respect of the statutory profit transfer from the long-term business fund. The Group holding company also received remittances of £111 million from Asia, £44 million from M&G and £42 million from Prudential Capital. In the first half of 2008, the Group holding company received cash of £279 million from PAC in respect of the statutory profit transfer from the long-term business fund and remittances of £148 million, £72 million and £14 million from Asia, M&G and Prudential Capital, respectively.

Borrowings

        Core structural borrowings are borrowings which the Group considers to form part of its core capital structure. This excludes operating borrowings that arise in the normal course of the business. Core structural borrowings of shareholder-financed operations were £2,899 million at June 30, 2009, compared with £2,958 million at December 31, 2008. During the first half of 2009, the Company repaid £249 million of maturing senior debt and issued £379 million subordinated debt net of issue costs. The decrease in borrowings reflects these transactions and other adjustments of negative £30 million, offset by exchange translation gains of £219 million. Within the total of core structural borrowings of shareholder-financed operations of £2,899 million, the Group holding company had core structural borrowings of £2,747 million outstanding at June 30, 2009. Of the outstanding borrowings, the next date at which an issue is due to mature is 2021. At June 30, 2009, the Group holding company and finance subsidiaries held cash and short-term investments of £1,252 million, compared with £1,165 million at December 31, 2008.

        Accordingly, net core structural borrowings decreased by £146 million in the period, from £1,793 million at December 31, 2008 to £1,647 million at June 30, 2009, reflecting a net cash outflow of £103 million, exchange translation gains of £279 million and other adjustments of negative £30 million.

Credit Facilities

        The Group's liquidity position remains very strong, both at the holding and subsidiary company level. The holding company has significant internal sources of liquidity, which management believe are sufficient to meet all of the Group's expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, of which, in February 2009, it renewed £1.4 billion of the undrawn syndicated committed banking facility for a further three years The Group also has two £100 million undrawn bilateral committed banking facilities expiring in 2011 and 2012, and an annually renewable £500 million committed securities lending facility. In addition the Group has access to liquidity via the debt capital markets, which was demonstrated recently through the issue of two hybrid instruments, £400 million lower tier 2 debt issued in May 2009 and US $750 million (approximately £455 million) innovative tier 1 debt issued in July 2009.

Prudential's financial strength and credit ratings

        On September 22, 2009, Standard & Poor's announced that it had lowered its long-term counterparty credit and insurer financial strength ratings on Prudential Assurance Company (PAC) from AA+ (negative outlook) to AA (negative outlook). At the same time, Standard & Poor's revised its outlook on Prudential's long-term senior debt from A+ (stable outlook) to A+ (negative outlook) and Jackson's financial strength from AA (stable outlook) to AA (negative outlook).

        Prudential's long-term senior debt is currently rated as A2 (negative outlook) by Moody's, A+ (negative outlook) by Standard & Poor's and A+ (negative outlook) by Fitch.

        Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1+ by Fitch.

        PAC's financial strength is currently rated Aa2 (negative outlook) by Moody's, AA (negative outlook) by Standard & Poor's and AA+ (negative outlook) by Fitch.

        Jackson's financial strength is currently rated A1 (negative outlook) by Moody's, AA (negative outlook) by Standard & Poor's and AA (negative outlook) by Fitch.

Consolidated Cash Flows

        The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Prudential's unaudited condensed consolidated interim financial statements.

        Net cash inflows (outflows) in the first half of 2009 were £1,546 million from operating activities, £(458) million from investing activities, and £(203) million from financing activities. During the first half of 2008, net cash inflows (outflows) were £172 million from operating activities, £(55) million from investing activities and £(267) million from financing activities.

        As at June 30, 2009, the Group held cash and cash equivalents of £6,542 million compared with £5,955 million at December 31, 2008, an increase of £587 million (representing net cash inflows of £885 million outlined above, and the effect of exchange rate changes of £(298) million).

Contingencies and Related Obligations

        Details of the main changes to Prudential's contingencies and related obligations that have arisen in the six month period ended June 30, 2009 are set out in Note R to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments and Commitments

        During the normal course of business Prudential enters into various arrangements in order to increase liquidity and decrease certain risks. These have included a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions are conducted under standardized ISDA (International Swaps and Derivatives Association Inc.) master agreements, and Prudential has collateral agreements between the individual group entities and relevant counterparties in place under each of these market master agreements.

        These derivatives are used for efficient portfolio management, to obtain cost effective and efficient exposure to various markets in accordance with Prudential's investment strategies and to manage exposure to interest rate, currency, credit and other business risks.

        The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

        As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential plc shares, which are accounted for consistently with other derivatives. This is in order to avoid a mismatch of the with-profits investments portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

        Some of Prudential's products, especially those sold in the United States, have certain features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them exposes the group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        Jackson and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. Both Jackson and some of the UK operations have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

        Jackson uses the following types of derivative as follows:

  •
  Interest rate swap agreements generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount and are used for hedging purposes;

  •
  Spread cap options, with maturities of up to five years, are used as a macro-economic hedge against declining interest rates. Jackson receives quarterly settlements based on the spread between the 2-year and the 10-year constant maturity swap rates in excess of a specified spread;

  •
  Put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-term interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions for hedging purposes with original maturities of up to 10 years. On a net basis, put-swaptions hedge against significant upward movements in interest rates. Written put-swaptions are entered into in conjunction with associated put-swaptions purchased from the same counterparties ("linked put-swaptions"). Linked put-swaptions have identical notional amounts and strike prices, but have different underlying swap terms;

  •
  Equity index futures contracts and equity index options (including call and put options, put spreads, written calls, timer puts and knock-out put options) are used to hedge Jackson's obligations associated with its index linked annuities and guarantees in variable annuity products. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

  •
  Credit default swaps, with maturities up to five years, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. Jackson does not currently sell default protection using credit default swaps or other similar derivative instruments. These contracts allow the Company to sell the protected bonds at par value to the counterparty if a defined "default event" occurs in exchange for periodic payments made by Jackson for the life of the agreement;

  •
  Total return swaps, in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes; and

  •
  Cross-currency swaps, which embody spot and forward currency swaps and, in some cases, interest rate and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated trust instruments supported by funding agreements.

        Jackson had unfunded commitments of £285 million and £4 million related to its investments in limited partnerships and commercial mortgage loans respectively at June 30, 2009. These reflect on demand contractual commitments to fund further investments.

Prudential plc and Subsidiaries
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and Subsidiaries

Condensed Consolidated Income Statements

Six Months Ended June 30,

	2009		2008
	(In £ Millions, Except Per Share Amounts)
Earned premiums, net of reinsurance	9,518		8,926
Investment return	3,625		(9,752)
Other income	574		453

Total revenue, net of reinsurance	13,717		(373)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(10,783)		1,479

Acquisition costs and other operating expenditure	(2,446)		(1,763)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(84)		(82)
Loss on sale of Taiwan agency business (note G)	(559)		—

Total charges, net of reinsurance	(13,872)		(366)

Loss before tax (being tax attributable to shareholders' and policyholders' returns)*	(155)		(739)
Tax credit attributable to policyholders' returns	79		637

Loss before tax attributable to shareholders (note C)	(76)		(102)

Tax (charge) credit (note H)	(103)		625
Less: tax credit attributable to policyholders' returns	(79)		(637)

Tax (charge) credit attributable to shareholders' returns (note H)	(182)		(12)

Loss from continuing operations after tax / Loss for the period	(258)		(114)

Attributable to:
Equity holders of the Company	(254)		(116)
Minority interests	(4)		2

Loss for the period	(258)		(114)

Earnings per share (in pence)
Based on loss for the period attributable to the equity holders of the Company:
Basic (note I)	(10.2	)p	(4.7	)p

Diluted (note I)	(10.2	)p	(4.7	)p

*
This measure is the formal loss before tax measure under IFRS but it is not the result attributable to shareholders.

The accompanying notes form an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Condensed Consolidated Statement Of Comprehensive Income*

Six Months Ended June 30,

	2009	2008
	(In £ Millions)
Loss for the period	(258)	(114)
Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period	(292)	32
Related tax	(6)	14

	(298)	46

Available-for-sale securities:
Unrealized valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealized holding gains (losses) arising during the period	662	(774)
Add back net losses included in the income statement on disposal and impairment	146	97

Total (note M)	808	(677)
Related change in amortization of deferred income and acquisition costs	(235)	244
Related tax	(150)	148

	423	(285)

Other comprehensive income (loss) for the period, net of related tax	125	(239)

Total comprehensive loss for the period	(133)	(353)

Attributable to:
Equity holders of the Company	(129)	(355)
Minority interests	(4)	2

Total comprehensive loss for the period	(133)	(353)

*
This consolidated statement of comprehensive income has been introduced as a result of the adoption of amendments to IAS 1 'Presentation of Financial Statements: A Revised Presentation'. See Note B.

The accompanying notes form an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Condensed Consolidated Statement Of Changes In Equity

Six Months Ended June 30, 2009

	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Total comprehensive income (loss) for the period	—	—	(254)	(298)	423	(129)	(4)	(133)
Dividends	—	—	(322)	—	—	(322)	—	(322)
Reserve movements in respect of share-based payments	—	—	18	—	—	18	—	18
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	—	—	—	—	—	—	(22)	(22)
Share capital and share premium
New share capital subscribed	1	95	—	—	—	96	—	96
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	(95)	95	—	—	—	—	—
Treasury shares
Movement in own shares in respect of share-based payment plans	—	—	7	—	—	7	—	7
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	(8)	—	—	(8)	—	(8)

Net increase (decrease) in equity	1	—	(464)	(298)	423	(338)	(26)	(364)
At beginning of period	125	1,840	3,604	398	(909)	5,058	55	5,113

At end of period	126	1,840	3,140	100	(486)	4,720	29	4,749

        As a result of the introduction of the consolidated statement of comprehensive income, there has been a reclassification of £240 million of exchange losses from the Available—for-sale securities reserve to the Translation reserve at the beginning of the period, January 1, 2009, as explained in Note B.

The accompanying notes form an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Condensed Consolidated Statement Of Changes In Equity (Continued)

Six Months Ended June 30, 2008

	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Total comprehensive income (loss) for the period	—	—	(116)	46	(285)	(355)	2	(353)
Dividends	—	—	(304)	—	—	(304)	—	(304)
Reserve movements in respect of share-based payments	—	—	14	—	—	14	—	14
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	—	—	—	—	—	—	(6)	(6)
Share capital and share premium
New share capital subscribed	1	136	—	—	—	137	—	137
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	(126)	126	—	—	—	—	—
Treasury shares
Movement in own shares in respect of share-based payment plans	—	—	6	—	—	6	—	6
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	(8)	—	—	(8)	—	(8)

Net increase (decrease) in equity	1	10	(282)	46	(285)	(510)	(4)	(514)

At beginning of period	123	1,828	4,301	(112)	(78)	6,062	102	6,164

At end of period	124	1,838	4,019	(66)	(363)	5,552	98	5,650

The accompanying notes form an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Condensed Consolidated Statement Of Financial Position

Assets	June 30, 2009	December 31, 2008
	(In £ Millions)
Intangible assets attributable to shareholders:
Goodwill	1,310	1,341
Deferred acquisition costs and other intangible assets (note P)	4,045	5,349

	5,355	6,690
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	159	174
Deferred acquisition costs and other intangible assets	111	126

	270	300

Total	5,625	6,990

Other non-investment and non-cash assets:
Property, plant and equipment	428	635
Reinsurers' share of insurance contract liabilities	1,114	1,240
Deferred tax asset (note H)	2,149	2,886
Current tax recoverable	389	657
Accrued investment income	2,366	2,513
Other debtors	1,311	1,232

Total	7,757	9,163

Investments of long-term business and other operations:
Investment properties	10,479	11,992
Investments accounted for using the equity method	6	10
Financial investments:
Loans (note K)	8,613	10,491
Equity securities and portfolio holdings in unit trusts	56,069	62,122
Debt securities (note L)	89,399	95,224
Other investments	6,085	6,301
Deposits	8,806	7,294

Total	179,457	193,434

Properties held for sale	5	—
Cash and cash equivalents	6,542	5,955

Total assets (note D)	199,386	215,542

The accompanying notes form an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Condensed Consolidated Statement Of Financial Position (Continued)

Equity and liabilities	June 30, 2009	December 31, 2008
	(In £ Millions)
Equity
Shareholders' equity	4,720	5,058
Minority interests	29	55

Total equity	4,749	5,113

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	165,047	173,977
Unallocated surplus of with-profits funds	7,061	8,414

Total	172,108	182,391

Core structural borrowings of shareholder-financed operations:
Subordinated debt	2,198	1,987
Other	701	971

Total (note N)	2,899	2,958

Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note O)	2,855	1,977
Borrowings attributable to with-profits operations (note O)	1,349	1,308
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	4,218	5,572
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,706	3,843
Current tax liabilities	663	842
Deferred tax liabilities (note H)	2,651	3,229
Accruals and deferred income	626	630
Other creditors	1,640	1,496
Provisions	614	461
Derivative liabilities	1,379	4,832
Other liabilities	929	890

Total	15,426	21,795

Total liabilities	194,637	210,429

Total equity and liabilities (note D)	199,386	215,542

The accompanying notes form an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Condensed Consolidated Statement of Cash Flows

Six Months Ended June 30,

	2009	2008
	(In £ Millions)
Cash flows from operating activities
Loss before tax (being tax attributable to shareholders' and policyholders' returns) (note (i))	(155)	(739)
Changes in operating assets and liabilities (note (ii))	1,068	1,236
Other items (note (ii))	633	(325)

Net cash flows from operating activities	1,546	172

Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment	(22)	(55)
Disposal of Taiwan agency business (notes (iii) and G)	(436)	—

Net cash flows from investing activities	(458)	(55)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (notes (iv) and N):
Issue of subordinated debt, net of costs	379	—
Redemption of senior debt	(249)	—
Interest paid	(98)	(91)
With-profits operations (notes (v) and O):
Interest paid	(9)	(9)
Equity capital (note (vi)):
Issues of ordinary share capital	—	10
Dividends paid	(226)	(177)

Net cash flows from financing activities	(203)	(267)

Net increase (decrease) in cash and cash equivalents	885	(150)
Cash and cash equivalents at beginning of period	5,955	4,951
Effect of exchange rate changes on cash and cash equivalents	(298)	43

Cash and cash equivalents at end of period (note (vii))	6,542	4,844

The accompanying notes form an integral part of these interim financial statements.

Notes

(i)
This measure is the formal loss before tax measure under IFRS but it is not the result attributable to shareholders.

(ii)
The adjusting items to loss before tax include changes in operating assets and liabilities, and other items including adjustments in respect of non-cash items, together with operational interest receipts and payments, dividend receipts, and tax paid. The figure of £633 million for other items for the first half of 2009 includes £559 million for the loss on disposal of Taiwan agency business. The most significant elements of the adjusting items within changes in operating assets and liabilities are as follows:

	2009	2008
	(In £ Millions)
Deferred acquisition costs (excluding changes taken directly into equity)	226	(464)
Other non-investment and non-cash assets	(234)	(742)
Investments	(841)	9,166
Policyholder liabilities (including unallocated surplus)	2,265	(9,194)
Other liabilities (including operational borrowings)	(348)	2,470

Changes in operating assets and liabilities	1,068	1,236

(iii)
The amount of £436 million in respect of the disposal of the Taiwan agency business shown above, represents the cash and cash equivalents of £388 million held by Taiwan agency business transferred on disposal and restructuring costs paid in cash in the period of £3 million. In addition, the cashflow for the disposal includes a £45 million outflow to purchase a 9.99 per cent stake in China Life.

(iv)
Structural borrowings of shareholder-financed operations comprise core debt of the holding company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programs, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities. In May 2009, the Company repaid maturing £249 million senior debt. In the same month, the Company issued £400 million subordinated debt in part to replace the maturing debt.

(v)
Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

(vi)
Cash movements in respect of equity capital exclude scrip dividends.

(vii)
Of the cash and cash equivalents amounts reported above, £638 million (June 30, 2008: £361 million) were held centrally.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2009

A     Basis of preparation and audit status

        These unaudited condensed consolidated interim financial statements for the six months ended June 30, 2009 and 2008 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or changed IFRS that have been issued by the IASB or that are applicable or available for early adoption for the next annual financial statements and other policy improvements. Were the Group to apply IFRS as adopted by the European Union (EU) as opposed to those issued by the IASB, no additional adjustment would be required.

        The results for the six months ended 2009 and 2008 are unaudited. Except for any effects from the adoption of new accounting pronouncements explained in note B, the results for the year ended December 31, 2008 have been derived from Prudential's 2008 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F. These 2008 consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act 1985. The auditors have reported on the 2008 statutory accounts, which have been delivered to the Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the UK Companies Act 1985.

B     Significant accounting policies

        The accounting policies applied by the Group in determining the IFRS basis results in these unaudited condensed consolidated financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended December 31, 2008, except for the following adoption of new accounting pronouncements in 2009:

IFRS 8, 'Operating Segments'

        IFRS 8 superseded IAS 14 'Segment Reporting' for the accounting periods beginning on or after January 1, 2009. IFRS 8 requires the Group to adopt the 'management approach' to reporting the financial performance of its operating segments. IFRS 8 is a disclosure standard but some of its disclosures are required by IAS 34 to be made in these unaudited condensed consolidated financial statements. This standard has no impact on the results or financial position of the Group.

        The Group determines and presents operating segments based on the information that internally is provided to the Group Executive Committee ("GEC"), which is the Group's chief operating decision maker.

        An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

        The Group's operating segments as determined under IFRS 8 are insurance operations split by territories in which the Group conducts business, which are Asia, the United States and the United Kingdom and asset management operations which have been split into M&G which is the Group's UK

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

and European asset management business, the Asian asset management business and the US broker-dealer and asset management business (including Curian). Segment results that are reported to the GEC include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asia Regional Head Office. This is consistent with how the Group has been presenting its results in its supplementary analysis of profit before tax attributable to shareholders. This supplementary analysis of profit which also reflects the Group's IFRS 8's segmental income statement is disclosed in note C 'segment disclosure—income statement'. The Group's segmental statement of financial position is as disclosed in note D(i).

Amendments to IAS 1, 'Presentation of Financial Statements: A Revised Presentation'

        The revised version of IAS 1, which includes non-mandatory changes to the titles of some of the financial statements, has resulted in a number of changes in presentation and disclosure.

        As a result of the adoption of this revised IAS 1, the Group has changed the titles of its "consolidated balance sheet" to "consolidated statement of financial position" and its "consolidated cash flow statement" to "consolidated statement of cash flows".

        The Group has also introduced a consolidated statement of comprehensive income in accordance with the revised IAS 1. Components of comprehensive income recognized outside of the income statement, for example exchange movements and the unrealized valuation movement of Jackson's available-for-sale debt securities, are now presented separately from changes in equity and are disclosed in the statement of comprehensive income. Consequent to this presentational change, the Group has altered the exchange translation method of the unrealized valuation movement of Jackson's available-for-sale debt securities from the previous application of closing exchange rate to the average exchange rate consistent with the translation method of foreign subsidiaries' income statement items. Accordingly, the Group's 2008 full year comparatives in the consolidated statement of comprehensive income and the consolidated statement of changes in equity have been altered with a reclassification of £240 million of exchange losses from the unrealized valuation movement of Jackson's available-for-sale debt securities, net of related change in amortization of deferred income and acquisition costs and tax to the exchange translation reserve. There is no impact on shareholders' equity or the income statement from this change. No change has been made to the first half of 2008 comparatives as there is no material impact.

Improvements to IFRSs

        The improvements issued by the IASB in May 2008 include amendments to a number of standards. The only amendment that has impacted the Group's financial statements is the amendment to IAS 40, 'Investment property' (and consequential amendments to IAS 16, 'Property, Plant and Equipment') which now states that property that is under construction or development for future use as investment property is within the scope of IAS 40 and so should be measured at fair value where this is reliably measurable. Previously, these properties were within the scope of IAS 16 and were measured at cost.

        As a result of this amendment, for the first half of 2009, the Group has reclassified its properties under development for future use as investment properties from Property, plant and equipment to Investment properties. This amendment is effective on a prospective application basis from January 1, 2009 and accordingly, no adjustment to the 2008 comparatives has been made. At January 1, 2009, properties under development with a cost of £131 million were reclassified to Investment properties and revalued to a fair value of £152 million. The fair value adjustment of a gain of £21 million was recorded

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

in the income statement but as the relevant properties were held by the PAC with-profits fund, the gain was absorbed by the liability for unallocated surplus and has no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

Improving Disclosures about Financial Instruments (Amendments to IFRS 7)

        In March 2009, the IASB issued amendments to IFRS 7 which require enhanced disclosures about fair value measurements and liquidity risk. The amendments include the introduction of a three-level hierarchy for fair value measurement disclosures and require additional disclosures about the relative reliability of fair value measurements. These disclosures are mandatory in the Group's 2009 full year financial statements and will be provided therein.

        In addition, the Group has also adopted the following accounting pronouncements in 2009 but their adoption has had no material impact on results and financial position of the Group:

  –
  Amendments to IFRS 2, 'Share-based Payment: Vesting Conditions and Cancellations'

  –
  Amendments to IAS 23, 'Borrowing costs'

  –
  Amendments to IAS 32, 'Financial instruments: Presentation' and IAS 1, 'Presentation of financial statements—Puttable Financial Instruments and Obligations Arising on Liquidation'

  –
  IFRIC 16, 'Hedges of a net investment in a foreign operation'

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

C     Segment disclosure—income statement

	Six months Ended June 30,
	2009	2008
	(In £ Millions)
Asian operations (note i)
Insurance operations (note E(i)):
Underlying results before exceptional credit	149	75
Exceptional credit for Malaysia operations (note E(i))	63	—

Total Asian insurance operations	212	75
Development expenses	(5)	(3)

Total Asian insurance operations after development expenses	207	72
Asian asset management	21	29

Total Asian operations	228	101

US operations
Jackson (US insurance operations)	217	232
Broker-dealer and asset management (note ii)	2	6

Total US operations	219	238

UK operations
UK insurance operations:
Long-term business (note E(iii))	303	272
General insurance commission (note (iii))	27	14

Total UK insurance operations	330	286
M&G	102	146

Total UK operations	432	432

Total segment profit	879	771
Other income and expenditure
Investment return and other income	13	72
Interest payable on core structural borrowings	(84)	(82)
Corporate expenditure:
Group Head Office	(74)	(79)
Asia Regional Head Office	(23)	(17)
Charge for share-based payments for Prudential schemes (note (iv))	(11)	(4)

Total	(179)	(110)

Restructuring costs (note (v))	(12)	(14)
Operating profit based on longer-term investment returns (note (i))	688	647
Short-term fluctuations in investment returns on shareholder-backed business (note F)	(80)	(617)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes (note (vi))	(63)	(92)
Loss on sale and results for Taiwan agency business (notes (i) and G)	(621)	(40)

Loss from continuing operations before tax attributable to shareholders	(76)	(102)

Notes

(i)
Sale of Taiwan agency business: In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the supplementary analysis of profit.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

(ii)
The US broker-dealer and asset managements results include Curian losses of £3 million (first half of 2008: nil).

(iii)
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the net commission receivable for Prudential-branded general insurance products as part of this arrangement.

(iv)
The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

(v)
Restructuring costs are incurred for UK insurance operations (£7 million) and central operations (£5 million).

(vi)
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions, and altered provisions for deficit funding, where relevant.

Determining operating segments and performance measure of operating segments

        The Group's operating segments under IFRS 8 are determined as described in Note B. The operating segments are:

Insurance operations

  –
  Asia
  –
  US (Jackson)
  –
  UK

Asset management operations

  –
  M&G
  –
  Asian asset management
  –
  US broker-dealer and asset management (including Curian)

        The performance measure of operating segments utilized by the directors is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition, for the first half of 2009 this measure excludes the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns (see note F). In the first half of 2009 the Company sold its Taiwan agency business. In order to facilitate comparisons on a like for like basis, the loss on sale and the results of the Taiwan agency business during the period of ownership (including those for the 2008 comparatives) are shown separately within the supplementary analysis of profit.

        For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)   Debt and equity securities

        Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

(b)   Derivative value movements

        Value movements for Jackson's equity-based derivatives and variable annuity product embedded derivatives are included in operating profits based on longer-term investment returns. The inclusion of these movements is so as to broadly match with the results on the Jackson variable annuity book that pertain to equity market movements.

        Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging program for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

        These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

        There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

  –
  Unit linked and US variable annuity business. For such business the policyholder liabilities are directly reflective of the asset value movements. Accordingly all asset value movements are recorded in the operating results based on longer-term investment returns.

  –
  Assets covering non participating business liabilities that are interest rate sensitive. For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly value movements on these assets are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for asset impairments. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

(c)   Liabilities to policyholders and embedded derivatives for product guarantees

        Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities are broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the element that relates to longer-term market conditions and short-term effects.

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

        Examples where such bifurcation is necessary are:

(i)
Asia

•
Vietnamese participating business

  For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realized investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realized investment gains (net of any recovery of prior deficits on the participating pool), less amortization over five years of current and prior movements on such credits or charges.

  The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

•
Non-participating business

  Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates in the statement of financial position.

•
Guaranteed Minimum Death Benefit (GMDB) product features

  For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under SOP 03-01, which partially reflects changes in market conditions. Under the Company's supplementary basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)
US operations—Embedded derivatives for variable annuity guarantee features

  Under IFRS, the Guaranteed Minimum Withdrawal Benefit (GMWB) and Guaranteed Minimum Income Benefit (GMIB) reinsurance are required to be fair valued as embedded derivatives. The movements in carrying values are affected by changes in the level of observed implied equity volatility and changes to the discount rate applied from period to period. For these embedded derivatives the discount rate applied reflects AA corporate bond curve rates. For the purposes of determining operating profit based on longer-term investment returns the charge for these features is determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves.

(iii)
UK shareholder-backed annuity business

  With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

  The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions, the effect of downgrades, if any, in a particular period, on the overall provisions for credit risk, is included in the category of short-term fluctuations in investment returns.

  The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(d)
Fund management and other non-insurance businesses

        For these businesses, where the business model is more conventional than that for life assurance, it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realized gains and losses (including impairments) in the operating result with unrealized gains and losses being included in short-term fluctuations. In some instances it may also be appropriate to amortize realized gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying substance of the arrangements.

Additional segmental analysis of revenue

        The additional segmental analyses of revenue from external customers are as follows:

	Six Months Ended June 30, 2009
	Asia	US	UK	Intragroup	Total
	(In £ Millions)
Revenue from external customers:
Insurance operations	2,783	3,970	3,048	(8)	9,793
Asset management	64	190	162	(122)	294
Unallocated corporate	—	—	5	—	5
Intragroup revenue eliminated on consolidation	(32)	(29)	(69)	130	—

Total revenue from external customers	2,815	4,131	3,146	—	10,092

	Six Months Ended June 30, 2008
	Asia	US	UK	Intragroup	Total
	(In £ Millions)
Revenue from external customers:
Insurance operations	2,809	2,749	3,355	—	8,913
Asset management	106	211	249	(136)	430
Unallocated corporate	—	—	36	—	36
Intragroup revenue eliminated on consolidation	(36)	(24)	(76)	136	—

Total revenue from external customers	2,879	2,936	3,564	—	9,379

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

Revenue from external customers is made up of the following:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Earned premiums, net of reinsurance	9,518	8,926
Fee income from investment contract business and asset management (included within 'other income')	574	453

Total revenue from external customers	10,092	9,379

        In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, the US and the Asian asset management businesses earns fees for investment management and related services. These fees totaled £122 million (first half of 2008: £136 million) and are included in the asset management segment above. In the first half of 2009, the remaining £8 million (the first half of 2008: nil) of intragroup revenue was recognized by UK insurance operations. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

D     Group statement of financial position analysis

(i)    Group statement of financial position

        To explain more comprehensively the assets and liabilities of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by segment and type of business.

	Insurance operations				Asset management operations (note (a))	Unallocated to a segment (central operations)		June 30, 2009 Group total	December 31, 2008 Group total
				Total insurance operations			Intra-group eliminations
	UK	US	Asia
	(In £ Millions)
Assets
Intangible assets attributable to shareholders:
Goodwill (note (b))	—	—	80	80	1,230	—	—	1,310	1,341
Deferred acquisition costs and other intangible assets (note P)	132	3,259	648	4,039	6	—	—	4,045	5,349

Total	132	3,259	728	4,119	1,236	—	—	5,355	6,690

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment Purposes	159	—	—	159	—	—	—	159	174
Deferred acquisition costs and other intangible assets	13	—	98	111	—	—	—	111	126

Total	172	—	98	270	—	—	—	270	300

Total	304	3,259	826	4,389	1,236	—	—	5,625	6,990

Deferred tax assets	385	1,363	101	1,849	144	156	—	2,149	2,886
Other non investment and non-cash assets	4,081	1,315	1,466	6,862	753	3,457	(5,464)	5,608	6,277
Investment of long term business and other operations:
Investment properties	10,455	12	12	10,479	—	—	—	10,479	11,992
Investments accounted for using the equity method	—	—	—	—	—	6	—	6	10
Financial investments:
Loans (note K)	1,689	4,295	1,095	7,079	1,534	—	—	8,613	10,491
Equity securities and portfolio holdings in unit trusts	32,853	14,984	8,160	55,997	72	—	—	56,069	62,122
Debt securities (note L)	59,231	20,896	8,294	88,421	978	—	—	89,399	95,224
Other investments	4,216	1,103	191	5,510	358	217	—	6,085	6,301
Deposits	7,668	577	539	8,784	22	—	—	8,806	7,294

Total Investments	116,112	41,867	18,291	176,270	2,964	223	—	179,457	193,434

Properties held-for sale	5	—	—	5	—	—	—	5	—
Cash and cash equivalents	2,873	343	1,142	4,358	1,546	638	—	6,542	5,955

Total assets	123,760	48,147	21,826	193,733	6,643	4,474	(5,464)	199,386	215,542

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

	Insurance operations				Asset management operations (note (a))	Unallocated to a segment (central operations)		June 30, 2009 Group total	December 31, 2008 Group total
				Total insurance operations			Intra-group eliminations
	UK	US	Asia
	(In £ Millions)
Equity and liabilities
Equity
Shareholders' equity	1,749	2,046	1,576	5,371	1,637	(2,288)	—	4,720	5,058
Minority interests	26	—	2	28	1	—	—	29	55

Total equity	1,775	2,046	1,578	5,399	1,638	(2,288)	—	4,749	5,113

Liabilities
Policyholder liabilities and unallocated surplus of with profits funds:
Contract liabilities including amounts in respect of contracts classified as investment contracts under IFRS 4)	105,369	41,492	18,186	165,047	—	—	—	165,047	173,977
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with profits funds)	7,015	—	46	7,061	—	—	—	7,061	8,414

Total policyholder liabilities and unallocated surplus of with profits funds	112,384	41,492	18,232	172,108	—	—	—	172,108	182,391

Core structural borrowings of shareholder financed operations:
Subordinated debt	—	—	—	—	—	2,198	—	2,198	1,987
Other	—	152	—	152	—	549	—	701	971

Total (note N)	—	152	—	152	—	2,747	—	2,899	2,958

Operational borrowings attributable to shareholder financed operations (note O)	28	297	133	458	5	2,392	—	2,855	1,977
Borrowings attributable to with-profits operations (note O)	1,349	—	—	1,349	—	—	—	1,349	1,308
Deferred tax liabilities	1,198	1,075	352	2,625	7	19	—	2,651	3,229
Other non-insurance liabilities	7,026	3,085	1,531	11,642	4,993	1,604	(5,464)	12,775	18,566

Total liabilities	121,985	46,101	20,248	188,334	5,005	6,762	(5,464)	194,637	210,429

Total equity and liabilities	123,760	48,147	21,826	193,733	6,643	4,474	(5,464)	199,386	215,542

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

(a)   Asset management operations

	M&G	US	Asia	June 30, 2009 Group total	December 31, 2008 Group total
	(In £ Millions)
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs	6	—	—	6	6

Total	1,159	16	61	1,236	1,236

Other non-investment and non-cash assets	665	145	87	897	295
Loans (note K)	1,534	—	—	1,534	1,763
Equity securities and portfolio holdings in unit trusts	65	—	7	72	23
Debt securities (note L)	966	—	12	978	991
Other investments	352	4	2	358	462
Deposits	7	5	10	22	64

Total investments	2,924	9	31	2,964	3,303

Cash and cash equivalents (note (iii))	1,434	28	84	1,546	1,472

Total assets	6,182	198	263	6,643	6,306

Equity and liabilities
Equity
Shareholders' equity (note (i))	1,331	101	205	1,637	1,642
Minority interests	1	—	—	1	1

Total equity	1,332	101	205	1,638	1,643

Liabilities
Intra-group debt represented by operational borrowings at Group level (note (ii))	2,392	—	—	2,392	1,278
Net asset value attributable to external holders of consolidated funds (note (iii))	524	—	—	524	1,065
Other non-insurance liabilities	1,934	97	58	2,089	2,320

Total liabilities	4,850	97	58	5,005	4,663

Total equity and liabilities	6,182	198	263	6,643	6,306

Notes

(i)
M&G shareholders' equity include those in respect of Prudential Capital

(ii)
Intra Group debt represented by operational borrowings at Group level

Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security program and comprise £2,385 million (December 31, 2008: £1,269 million) of commercial paper and £7 million (December 31, 2008: £9 million) of medium-term notes, see note O.

(iii)
Consolidated investment funds

The M&G statement of financial position shown above includes investment funds which are managed on behalf of third parties. In respect of the consolidated investment funds, the statement of financial position includes cash and cash equivalents of £278 million and net asset value attributable to external unit holders of £524 million which are non-recourse to M&G and the Group.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

(b)   Goodwill attributable to shareholders

        Goodwill attributable to shareholders has decreased from £1,341 million at December 31, 2008 to £1,310 million at June 30, 2009 due to the write-off of the goodwill of £44 million relating to the sold Taiwan agency business offset by additional consideration paid in relation to other Asian subsidiaries.

(ii)   Group statement of financial position—additional analysis by type of business

		Shareholder-backed business
	Participating funds	Unit- linked and variable annuity	Non- linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	June 30, 2009 Group total	December 31, 2008 Group total
	(In £ Millions)
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	80	1,230	—	—	1,310	1,341
Deferred acquisition costs and other intangible assets	—	—	4,039	6	—	—	4,045	5,349

Total	—	—	4,119	1,236	—	—	5,355	6,690

Intangible assets attributable to with profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	159	—	—	—	—	—	159	174
Deferred acquisition costs and other intangible assets	111	—	—	—	—	—	111	126

Total	270	—	—	—	—	—	270	300

Total	270	—	4,119	1,236	—	—	5,625	6,990

Deferred tax assets	240	—	1,609	144	156	—	2,149	2,886
Other non-investment and non-cash assets	2,920	601	3,341	753	3,457	(5,464)	5,608	6,277
Investment of long term business and other operations:
Investment properties	8,507	616	1,356	—	—	—	10,479	11,992
Investments accounted for using the equity method	—	—	—	—	6	—	6	10
Financial investments:
Loans (note K)	1,781	47	5,251	1,534	—	—	8,613	10,491
Equity securities and portfolio holdings in unit trusts	26,098	29,295	604	72	—	—	56,069	62,122
Debt securities (note L)	41,753	6,763	39,905	978	—	—	89,399	95,224
Other investments	3,917	235	1,358	358	217	—	6,085	6,301
Deposits	6,300	780	1,704	22	—	—	8,806	7,294

Total Investments	88,356	37,736	50,178	2,964	223	—	179,457	193,434

Properties held-for-sale	2	3	—	—	—	—	5	—
Cash and cash equivalents	1,835	1,102	1,421	1,546	638	—	6,542	5,955

Total assets	93,623	39,442	60,668	6,643	4,474	(5,464)	199,386	215,542

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

		Shareholder-backed business
	Participating funds	Unit- linked and variable annuity	Non- linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	June 30, 2009 Group total	December 31, 2008 Group total
	(In £ Millions)
Equity and liabilities
Equity
Shareholders' equity	—	—	5,371	1,637	(2,288)	—	4,720	5,058
Minority interests	26	—	2	1	—	—	29	55

Total equity	26	—	5,373	1,638	(2,288)	—	4,749	5,113

Liabilities
Policyholder liabilities and unallocated surplus of with profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	79,291	38,299	47,457	—	—	—	165,047	173,977
Unallocated surplus of with profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	7,061	—	—	—	—	—	7,061	8,414

Total policyholder liabilities and unallocated surplus of with profits funds	86,352	38,299	47,457	—	—	—	172,108	182,391

Core structural borrowings of shareholder-financed operations:
Subordinated debt	—	—	—	—	2,198	—	2,198	1,987
Other	—	—	152	—	549	—	701	971

Total	—	—	152	—	2,747	—	2,899	2,958

Operational borrowings attributable to shareholder financed operations	—	—	458	5	2,392	—	2,855	1,977
Borrowings attributable to with-profits operations	1,349	—	—	—	—	—	1,349	1,308
Deferred tax liabilities	1,012	—	1,613	7	19	—	2,651	3,229
Other non-insurance liabilities	4,884	1,143	5,615	4,993	1,604	(5,464)	12,775	18,566

Total liabilities	93,597	39,442	55,295	5,005	6,762	(5,464)	194,637	210,429

Total equity and liabilities	93,623	39,442	60,668	6,643	4,474	(5,464)	199,386	215,542

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities

(i)    Asian insurance operations: exceptional credit of £63 million regarding the liability measurement for Malaysia long-term business

        For the Malaysia life business, under the basis applied previously, 2008 IFRS basis liabilities were determined on the local regulatory basis using prescribed interest rates such that a high degree of prudence resulted. As of January 1, 2009, the local regulatory basis has been replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development; the Company has re-measured the liabilities by reference to the method applied under the new RBC framework, which is more realistic than the previous approach, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change has resulted in a one-off release from liabilities at January 1, 2009 of £63 million.

(ii)   US insurance operations

        There were no changes of assumptions that had a material impact on the first half 2009 results of the US insurance operations.

(iii)  UK insurance operations—annuity business: allowance for credit risk

        For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. The valuation rate that is applied includes a liquidity premium that reflects the residual element of current bond spreads over swap rates after providing for the credit risk.

        The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL based on the asset mix at the balance sheet dates are shown below. The credit quality of debt securities held by UK annuity and other shareholder backed non-linked long-term business is shown in note L(i).

June 30, 2009	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	275	—	275

Credit risk allowance
Long-term expected defaults (note (ii))	24	—	24
Long-term credit risk premium (note (iii))	15	—	15
Short-term allowance for credit risk (note (iv))	46	(28)	18

Total credit risk allowance	85	(28)	57

Liquidity premium	190	28	218

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

June 30, 2008	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	132	—	132

Credit risk allowance
Long-term expected defaults (note (ii))	15	—	15
Long-term credit risk premium (note (iii))	11	(5)	6
Short-term allowance for credit risk (note (iv))	19	(17)	2

Total credit risk allowance	45	(22)	23

Liquidity premium	87	22	109

Notes

(i)
Bond spread over swap rates reflect market observed data.

(ii)
Long-term expected defaults are derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held is based on external credit rating and for this purpose the credit rating assigned to each asset held is the lowest credit rating published by Moody's, Standard and Poors and Fitch. The increase in this assumption during 2009 reflects the downgrades that have occurred during the year.

(iii)
The long-term credit risk premium provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio. The increase in this assumption during 2009 reflects the downgrades that have occurred during the year.

(iv)
During the second half of 2007, corporate bond spreads widened significantly and the methodology was reviewed to ensure that it still made appropriate allowance for credit risk. As a result of this review a short-term allowance for credit risk was established in the Pillar I reserves at December 31, 2007 to allow for the concern that credit ratings applied by rating agencies to individual bonds might be over optimistic and that default experience in the short-term might be higher than the long-term assumptions.

The short-term allowance for credit risk assumed in the Pillar I solvency valuations at December 31, 2007, June 30, 2008 and December 31, 2008 were determined as 25 per cent of the increase in corporate bond spreads (as estimated from the movements in published corporate bond indices) since December 31, 2006. During 2009 the short-term allowance for credit risk has not been derived by reference to credit spreads; rather it has been reduced in order to offset the impact of actual downgrades during the period on the long-term assumption, and increased to eliminate the positive experience variance that would otherwise have arisen from the small number of actual defaults observed in the period.

The very prudent Pillar I regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS, on the other hand, aims to establish liabilities that are closer to 'best estimate'. In years prior to 2008 long-term IFRS default assumptions had been set mid-way between the EEV and Pillar I assumptions. At December 31, 2008, in light of the increased uncertainty surrounding future credit default experience, the IFRS long-term assumptions were strengthened to bring them into line with the long-term Pillar I default assumptions. In addition a short-term allowance for credit risk was established but at a lower level than allowed for in the Pillar I regulatory basis.

During 2009 the IFRS long-term assumptions have been increased in line with the changes to the Pillar I long-term assumptions, and the short-term allowance for credit risk has been reduced in order to offset the impact of actual downgrades during the period on the long-term assumptions, and increased to eliminate the positive experience variance that would otherwise have arisen from the small number of actual defaults observed in the period.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

F      Short-term fluctuations in investment returns on shareholder-backed business

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Insurance operations:
Asian (note (i))	(41)	(197)
US (note (ii))	165	(181)
UK (note (iii))	(63)	(82)
Other operations

—IGD hedge costs (note (iv))	(216)	—
—Other (note (v))	75	(157)

	(141)	(157)

Total	(80)	(617)

Notes

(i)
Asian insurance operations

The fluctuations for Asian operations in the first half of 2009 of a charge of £41 million primarily relate to unrealized losses on the shareholder debt portfolio in the period.

(ii)
US insurance operations

The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Short-term fluctuations relating to debt securities:
Charges in the period (note a)
Defaults	—	—
Losses on sales of impaired and deteriorating bonds	(44)	(6)
Bond write downs	(324)	(103)
Recoveries/reversals	2	1

	(366)	(108)
Less: Risk margin charge included in operating profit based on longer-term investment returns	41	23

	(325)	(85)

Interest related realized gains (losses):
Arising in the period	75	(2)
Less: Amortization of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(34)	(15)

	41	(17)

Related change to amortization of deferred acquisition costs	37	14

Total short-term fluctuation related to debt securities	(247)	(88)
Derivatives (other than equity related): market value movement (net of related change to amortization of deferred acquisition costs) (note b)	339	(64)
Equity type investments: actual less longer-term return (net of related change to amortization of deferred acquisition costs)	(40)	(32)
Other items (net of related change to amortization of deferred acquisition costs) (note c)	113	3

Total	165	(181)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

  a
  The charges in the period relating to debt securities of Jackson comprise the following:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Residential mortgage-backed securities:
Prime	123	6
Alt-A	98	75
Sub-prime	18	—

Total residential mortgage-backed securities	239	81
Piedmont securities	5	—
Corporates	80	22
Losses on sales of impaired and deteriorating bonds net of recoveries	42	5

	366	108

    Jackson experienced less than £1 million of bond default losses during the first half of 2009.

  b
  The gain of £339 million (first half of 2008: charge of £64 million) value movement is for freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognized in the income statement. Except in respect of variable annuity business, the value movements on derivatives held by Jackson are separately identified within short-term fluctuations in investment returns.

  Derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns to broadly match with the commercial effects to which the variable annuity derivative program relates.

  For the derivatives program attaching to the fixed annuity and other general account business the Group has continued in its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

  c
  The £113 million gain (first half of 2008: gain of £3 million) for other items shown above comprises a gain of £91 million for the difference between the charge for embedded derivatives included in the operating result and the charge to the total result and £22 million of other items. For embedded derivatives the operating result reflects the application of 10-year average AA corporate bond rate curves and a static historical equity volatility assumption. The total result reflects the application of period-end AA corporate bond rate curves and current equity volatility levels.c In addition, for US insurance operations, included within the statement of comprehensive income is a reduction in net unrealized losses on debt securities classified as available-for-sale of £808 million (first half of 2008: increase in net unrealized losses of £677 million). Additional details on the movement in the value of the Jackson portfolio are included in note M.

(iii)
UK insurance operations

The first half of 2009 short-term fluctuations charge for UK insurance operations of £63 million reflects asset value movements principally on the shareholder backed annuity business. The full year 2008 charge of £212 million also included a charge of £42 million for the effect of credit downgrades on the calculation of liabilities for shareholder-backed annuity business in PRIL and PAC non-profit sub-fund.

(iv)
IGD hedge costs

During the severe equity market conditions experienced in the first quarter of 2009 the Group entered into exceptional overlay short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programs. The vast majority of the costs related to the hedge have been incurred in the first half of 2009, with £216 million being included in the income statement in this period. At June 30, 2009 the Group held equity options for this potential exposure with a remaining fair value of £36 million. We fully anticipate that these options will be held to their expiration, with all options expiring before the end of 2009.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

(v)
Other operations

The credit of £75 million (first half of 2008: charge £157 million) for short-term fluctuations for other operations primarily arises from unrealized value movements of £69 million in swaps held centrally to manage Group assets and liabilities (first half of 2008: charge £49 million). For 2008, a charge of £71 million was incurred in relation to the sale of an India mutual fund in May 2008.

G     Sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan

        On February 20, 2009, the Company announced that it had entered into an agreement to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1 subject to regulatory approval. In addition, the Company would invest £45 million to purchase a 9.99 per cent stake in China Life through a share placement. The business transferred represented 94 per cent of Prudential's in-force liabilities in Taiwan and included Prudential's legacy interest rate guaranteed products with IFRS basis gross assets at December 31, 2008 of £4.5 billion. After taking account of IFRS shareholders' equity of the business at December 31, 2008, provisions for restructuring costs, and other costs the Group's IFRS shareholders' equity at December 31, 2008 was expected to decrease by approximately £595 million.

        The Company retains its interest in life insurance business in Taiwan through its retained bank distribution partnerships and its direct investment of 9.99 per cent in China Life.

        The sale was completed, following regulatory approval, on June 19, 2009. The trading results shown below are for the period January 1, to June 19, 2009.

        The carrying value of the IFRS equity of the business, as applied in the calculation of the loss on sale, reflects the application of 'grandfathered' US GAAP under IFRS 4 of insurance assets and liabilities. US GAAP does not, and is not designed to, include the cost of holding economic capital to support the legacy interest rate guaranteed products as recognized under the Company's supplementary reporting basis under European Embedded Value principles. The IFRS loss on sale reflects this missing element of the economic value. The effects on the IFRS income statement and equity attributable to shareholders is shown below.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

        The loss on sale and trading results of the Taiwan agency business for the period of ownership comprise:

	Six Months Ended June 30,
	2009	2008
	(In £ Millions)
Loss on sale:
As estimated and announced on February 20, 2009:
Proceeds	—	—
Net asset value attributable to equity holders of the Company and provision for restructuring costs	(551)	—
Goodwill written off	(44)	—

	(595)	—
Trading losses to completion, net of tax, as shown below	44	—
Minority interests and other adjustments	(8)	—

Loss on sale of the Taiwan agency business, gross and net of tax (as shown in income statement)	(559)	—

Trading results before tax (including short-term fluctuations in investment returns)	(62)	(40)
Related tax	18	(6)

Total	(44)	(46)

Loss on sale and trading results of the Taiwan agency business:

—Gross of tax	(621)	(40)
—Tax	18	(6)

—Net of tax	(603)	(46)

Attributable to:
Equity holders of the Company	(598)	(45)
Minority interests	(5)	(1)

Loss on sale and results of the Taiwan agency business, net of tax	(603)	(46)

        The loss on disposal of £559 million includes cumulative foreign exchange gains of £9 million recycled through the profit and loss account as required by IAS 21. The impact on shareholders' funds of the disposal (including trading losses up to the date of disposal) is £607 million. The difference of £12 million from the estimate of £595 million reflects a number of minor adjustments.

        Cash and cash equivalents disposed of were £388 million and restructuring and other costs incurred in cash in the period were £3 million. In addition, the Company invested £45 million in China Life as described above. Accordingly, the cash outflow for the Group arising from the sale of the Taiwan agency business, as shown in the summary consolidated statement of cash flows, was £436 million.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

        In order to facilitate comparisons of the Group's retained businesses, the presentation of the supplementary analysis of IFRS loss before shareholder tax (as shown in note C) has been adjusted to show separately the result for the sold Taiwan agency business, as explained below.

	Six Months Ended June 30, 2008
	As previously published	Adjustment	Adjusted
	(In £ Millions)
Operating profit based on longer-term investment returns	674	(27)	647
Short-term fluctuations in investment returns	(684)	67	(617)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	(92)	—	(92)
Results of sold Taiwan agency business	Included above	(40)	(40)

Loss before tax	(102)	—	(102)

H     Tax

(i)
Tax (charge) credit

        The total tax charge of £103 million for the first half of 2009 (first half of 2008: credit of £625 million) comprises a credit of £69 million (first half of 2008: £670 million) for UK tax and a charge of £172 million (first half of 2008: £45 million) for overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £182 million for the first half of 2009 (for the first half of 2008: charge of £12 million) comprises a charge of £53 million (for the first half of 2008: charge of £4 million) for UK tax and a charge of £129 million (for the first half of 2008: £8 million) for overseas tax.

(ii)
Deferred tax asset and liabilities

        The deferred tax asset is made up as follows:

	June 30, 2009	December 31, 2008
	(In £ Millions)
Unrealized losses on investments	875	1,267
Balance relating to investment and insurance contracts	12	12
Short-term timing differences	1,131	1,282
Capital allowances	36	16
Unused deferred tax losses	95	309

Total	2,149	2,886

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The decrease at June 30, 2009 compared to December 31, 2008 is primarily due to the continuing increase in value of investments in Jackson along with the utilization of tax losses from prior periods.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

        The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2009 results and financial position at June 30, 2009, the possible tax benefit of approximately £234 million (December 31, 2008: £211 million), which may arise from capital losses valued at approximately £1.1 billion (December 31, 2008: £1 billion), is sufficiently uncertain that it has not been recognized. In addition, a potential deferred tax asset of £816 million (December 31, 2008: £678 million), which may arise from tax losses and other potential temporary differences totaling £2.8 billion (December 31, 2008: £2.2 billion) is sufficiently uncertain that it has not been recognized. Forecasts as to when the tax losses and other temporary differences are likely to be utilized indicate that they may not be utilized in the short term.

        The deferred tax liability is made up as follows:

	June 30, 2009	December 31, 2008
	(In £ Millions)
Unrealized gains on investments	609	765
Balance relating to investment and insurance contracts	861	968
Short-term timing differences	1,173	1,490
Capital allowances	8	6

Total	2,651	3,229

        Unprovided deferred income tax liabilities on temporary differences associated with investments in subsidiaries and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

(iii)
Factors influencing the effective rate of tax attributable to shareholders' returns

        The effective tax rate on the loss of the period was negative 239 per cent for the period (first half of 2008: negative 12 per cent) which has been adversely impacted by the fact that the Taiwan loss on disposal has no corresponding tax relief.

I       Supplementary analysis of earnings per share from continuing operations

	Six Months Ended June 30,
Earnings per share (in pence) Basic and diluted	2009		2008
	(In £ Millions)
From operating profit based on longer-term investment returns after related tax and minority interests	20.5	p	18.6	p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after related minority interests)	(4.7	)p	(18.8	)p
Adjustment from post-tax shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(1.8	)p	(2.7	)p
Adjustment from loss on sale and result of Taiwan agency business	(24.2	)p	(1.8	)p

Based on loss from continuing operations after tax and minority interests	(10.2	)p	(4.7	)p

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

        The average number of shares for the first half of 2009 was 2,489 million (first half of 2008: 2,465 million). In addition there were one million potential ordinary shares that have not been included in the calculation of diluted earnings per share as their inclusion would have an anti-dilutive effect due to the losses for the periods (first half of 2008: one million).

J      Dividend

	Six Months Ended June 30,
Dividends per share (in pence)	2009		2008
Dividends relating to reporting period:
Interim dividend (2009 and 2008)	6.29	p	5.99	p

Total	6.29	p	5.99	p

Dividends declared and paid in reporting period:
Final dividend for prior year	12.91	p	12.30	p

Total	12.91	p	12.30	p

        An interim dividend of 6.29p per share was paid on September 24, 2009 to shareholders on the register at the close of business on August 21, 2009. After a transfer of £42 million to retained earnings in respect of shares issued in lieu of cash dividends, the dividend absorbed £117 million of shareholders' funds.

K     Loans portfolio

        Loans are accounted for at amortized cost unless impaired. The amounts included in the statement of financial position are analyzed as follows:

	June 30, 2009	December 31, 2008
	(In £ Millions)
Insurance operations
UK (note (i))	1,689	1,902
US (note (ii))	4,295	5,121
Asia (note (iii))	1,095	1,705
Asset management operations
M&G (note (iv))	1,534	1,763

Total	8,613	10,491

Notes

(i)
UK insurance operations

    The loans of the Group's UK insurance operations of £1,689 million at June 30, 2009 (December 31, 2008: £1,902 million) comprise loans held by the PAC with-profits funds of £1,065 million (December 31, 2008: £1,345 million) and loans held by shareholder-backed business of £624 million (December 31, 2008: £557 million).

    The loans held by the PAC with-profits fund comprise mortgage loans of £147 million, policy loans of £26 million and other loans of £892 million (December 31, 2008: £150 million, £29 million and £1,166 million respectively). The mortgage

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

  loans are collateralized by properties. Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

      The loans held by the UK shareholder-backed business comprise mortgage loans collateralized by properties of £619 million (December 31, 2008: £551 million) and other loans of £5 million (December 31, 2008: £6 million).

(ii)
US insurance operations

    The loans of the Group's US insurance operations of £4,295 million at June 30, 2009 (December 31, 2008: £5,121 million) comprise mortgage loans of £3,780 million and policy loans of £515 million (December 31, 2008: £4,534 million and £587 million respectively). All of the mortgage loans are commercial mortgage loans which are collateralized by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	June 30, 2009	December 31, 2008
	(%)
Industrial	33	29
Multi-Family	18	21
Office	21	21
Retail	17	17
Hotels	10	10
Other	1	2

	100	100

    The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The US commercial mortgage loan portfolio consists of collateralized commercial mortgage loans. The average loan size is £6.5 million. The portfolio has a current estimated average loan to value of 74 per cent which provides significant cushion to withstand substantial declines in value.

    The policy loans are fully secured by individual life insurance policies or annuity policies.

(iii)
Asian insurance operations

    The loans of the Group's Asian insurance operations of £1,095 million at June 30, 2009 (December 31, 2008: £1,705 million) comprise mortgage loans of £4 million, policy loans of £402 million and other loans of £689 million (December 31, 2008: £238 million, £675 million and £792 million respectively). The mortgage and policy loans are secured by properties and life insurance policies respectively.

    The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

(iv)
M&G

    The M&G loans of £1,534 million (December 31, 2008: £1,763 million) relate to bridging loan finance managed by Prudential Capital. The bridging loan finance assets generally have no external credit ratings available, with internal ratings prepared by the Group's asset management operations as part of the risk management process rating £1,013 million BBB+ to BBB– (December 31, 2008: £1,100 million) and £521 million BB+ to BB– (December 31, 2008: £663 million).

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

L      Debt securities portfolio

        Debt securities are carried at fair value. The amounts included in the statement of financial position are analyzed as follows, with further information relating to the credit quality of the Group's debt securities at June 30, 2009 provided in the notes below.

	June 30, 2009	December 31, 2008
	(In £ Millions)
Insurance operations
UK (note (i))	59,231	58,871
US (note (ii))	20,896	24,249
Asia (note (iii))	8,294	11,113
Asset management operations (note (iv))	978	991

Total	89,399	95,224

Notes

        In the tables below, Standard and Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not available, those produced by Moody's and then Fitch have been used as an alternative.

(i)    UK insurance operations

	PAC-with profits sub-fund				Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit- linked assets and liabilities	PRIL	Other annuity and long-term business	June 30, 2009 Total	December 31, 2008 Total
	(In £ Millions)
S&P—AAA	987	4,831	2,465	7,296	2,846	4,556	886	16,571	18,981
S&P—AA+ to AA-	331	1,917	1,141	3,058	474	1,553	257	5,673	6,012
S&P—A+ to A-	1,002	5,887	3,530	9,417	969	4,379	592	16,359	15,929
S&P—BBB+ to BBB-	807	4,433	1,181	5,614	362	1,964	394	9,141	7,413
S&P—Other	266	1,335	109	1,444	31	253	45	2,039	1,033

	3,393	18,403	8,426	26,829	4,682	12,705	2,174	49,783	49,368

Moody's—Aaa	62	282	48	330	—	59	16	467	681
Moody's—Aa1 to Aa3	13	90	58	148	8	84	22	275	833
Moody's—A1 to A3	18	111	172	283	4	99	16	420	678
Moody's—Baa1 to Baa3	47	263	259	522	18	101	24	712	454
Moody's—Other	19	110	46	156	—	115	12	302	162

	159	856	583	1,439	30	458	90	2,176	2,808

Fitch	54	310	277	587	—	197	33	871	560
Other	427	2,313	2,226	4,539	69	1,292	74	6,401	6,135

Total debt securities	4,033	21,882	11,512	33,394	4,781	14,652	2,371	59,231	58,871

        Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the £6,401 million total debt securities held at June 30, (December 31,

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

2008: £6,135 million) which are not externally rated, £2,190 million were internally rated AAA to A-, £3,168 million were internally rated BBB to B- and £1,043 million were unrated (December 31, 2008: £2,325 million, £3,149 million and £661 million respectively). The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,366 million PRIL and other annuity and long-term business investments which are not externally rated, £25 million were internally rated AAA, £84 million AA, £472 million A, £582 million BBB, £162 million BB and £41 million were internally rated B- and below.

(ii)   US insurance operations

	June 30, 2009	December 31, 2008
	(In £ Millions)
S&P—AAA	4,260	5,321
S&P—AA+ to AA-	624	853
S&P—A+ to A-	4,108	5,244
S&P—BBB+ to BBB-	6,781	7,077
S&P—Other	1,480	1,321

	17,253	19,816

Moody's—Aaa	301	458
Moody's—Aa1 to Aa3	54	100
Moody's—A1 to A3	69	111
Moody's—Baa1 to Baa3	79	100
Moody's—Other	146	95

	649	864

Fitch	239	464
Other*	2,755	3,105

Total debt securities	20,896	24,249

*
The amounts within Other which are not rated by S&P, Moody or Fitch have the following National Association of Insurance Commissioners (NAIC) classifications.

	June 30, 2009	December 31, 2008
	(In £ Millions)
NAIC 1	1,085	1,334
NAIC 2	1,583	1,650
NAIC 3-6	87	121

	2,755	3,105

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

(iii)   Asia insurance operations

	With-profits business	Unit-linked business	Other business	June 30, 2009 Total	December 31, 2008 Total
	(In £ Millions)
S&P—AAA	1,424	153	146	1,723	2,632
S&P—AA+ to AA-	819	67	528	1,414	3,746
S&P—A+ to A-	750	464	156	1,370	808
S&P—BBB+ to BBB-	397	125	93	615	902
S&P—Other	338	181	71	590	253

	3,728	990	994	5,712	8,341

Moody's—Aaa	220	66	43	329	494
Moody's—Aa1 to Aa3	36	46	74	156	108
Moody's—A1 to A3	34	25	6	65	398
Moody's—Baa1 to Baa3	34	14	13	61	60
Moody's—Other	12	—	426	438	50

	336	151	562	1,049	1,110

Fitch	—	32	1	33	41
Other	262	809	429	1,500	1,621

Total debt securities	4,326	1,982	1,986	8,294	11,113

        Of the £429 million (December 31, 2008: £555 million) of debt securities for other business which are not rated in the table above, £191 million (December 31, 2008: £231 million) are in respect of government bonds and £139 million (December 31, 2008: £221 million) are in respect of corporate bonds rated as investment grade by local external ratings agencies.

(iv)  Asset Management Operations

        Total debt securities for asset management operations of £978 million (December 31, 2008: £991 million), include £966 million (December 31, 2008: £959 million) related to M&G's Prudential Capital operations of which £923 million (December 31, 2008: £959 million) were rated AAA to A- by S&P or Aaa by Moody's.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

(v)   Group exposure to holdings in asset-backed securities

        The Group's exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at June 30, 2009, is as follows:

	June 30, 2009	December 31, 2008
	(In £ Millions)
Shareholder-backed operations:
UK insurance operations (note (i))	911	1,075
US insurance operations (note (ii))	5,867	7,464
Asian insurance operations (note (iii))	14	15
Other operations (note (iv))	325	407

	7,117	8,961

With-profits operations:
UK insurance operations (note (i))	4,089	4,977
Asian insurance operations (note (iii))	261	328

	4,350	5,305

Total	11,467	14,266

(i)    UK insurance operations

        The UK insurance operations' exposure to asset-backed securities at June 30, 2009 comprises:

	June 30, 2009	December 31, 2008
	(In £ Millions)
Shareholder-backed business (June 30, 2009: 67% AAA, 20% AA)	911	1,075
With-profits operations (June 30, 2009: 70% AAA, 11% AA)	4,089	4,977

Total	5,000	6,052

        The UK insurance operations' exposure to asset-backed securities is mainly made up of exposure to AAA rated securities as shown in the table above.

        All of the £911 million (December 31, 2008: £1,075 million) exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. £2,400 million of the £4,089 million (December 31, 2008: £2,721 million of the £4,977 million) exposure of the with-profits operations relates to exposure to the UK market while the remaining £1,689 million (December 31, 2008: £2,256 million) relates to exposure to the US market.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

(ii)   US insurance operations

        US insurance operations' exposure to asset-backed securities at June 30, 2009 comprises:

	June 30, 2009	December 31, 2008
	(In £ Millions)
RMBS Sub-prime (June 30, 2009: 86% AAA, 1% AA)	155	291
Alt-A (June 30, 2009: 38% AAA, 8% AA)	415	646
Prime (June 30, 2009: 88% AAA, 3% AA)	2,844	3,572
CMBS (June 30, 2009: 89% AAA, 6% AA)	1,725	1,869
CDO funds (June 30, 2009: 25% AAA, 14% AA)*, including £1m exposure to sub-prime	207	320
ABS (June 30, 2009: 23% AAA, 22% AA), including £36m exposure to sub-prime	521	766

Total	5,867	7,464

*
Including the Group's economic interest in Piedmont and other consolidated CDO funds.

(iii)   Asian insurance operations

        The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.

        The £261 million (December 31, 2008: £328 million) asset-backed securities exposure of the Asian with-profit operations comprises:

	June 30, 2009	December 31, 2008
	(In £ Millions)
RMBS—all without sub-prime exposure	31	46
CMBS	64	88
CDO funds and ABS	166	194

Total	261	328

        The £261 million (December 31, 2008: £328 million) includes £174 million (December 31, 2008: £259 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £37 million (December 31, 2008: £32 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £261 million, 67 per cent (December 31, 2008: £328 million, 70 per cent) are investment graded by Standard & Poor's.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

(iv)  Other operations

        Other operations' exposure to asset-backed securities at June 30, 2009 is held by Prudential Capital and comprises:

	June 30, 2009	December 31, 2008
	(In £ Millions)
RMBS Prime (94% AAA, 6% AA)	78	106
CMBS (85% AAA, 8% AA)	187	230
CDO funds—all without sub-prime exposure (AAA)	32	38
ABS (93% AAA)	28	33

Total	325	407

M     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealized loss position

(i)    Valuation basis

        Under IAS 39, unless categorized as 'held to maturity' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities are in inactive markets, IAS 39 requires that valuation techniques be applied.

        In 2008, due to inactive and illiquid markets, beginning at the end of the third quarter of 2008 the external prices obtained for certain asset-backed securities were deemed not to reflect fair value in the dislocated market conditions at that time. For the valuations at December 31, 2008, Jackson had therefore utilized internal valuation models, provided by PPM America, as best estimate of fair values of all non agency Residential Mortgage-backed Securities (RMBS) and Asset-backed Securities (ABS) and certain Commercial Mortgage-backed securities (CMBS). The use of internal valuation models resulted in a fair value of these securities that was higher than the value derived from pricing services and brokers by £760 million on a total amortized cost of £3.5 billion at December 31, 2008.

        During 2009, improvements were observed in the level of liquidity for these sectors of structured securities. In the first quarter of 2009, the increased liquidity in the markets for certain tranches of non-agency RMBS and ABS resulted in Jackson being able to rely on external prices for these securities as the most appropriate measure of fair value. For those securities where the use of internal valuation models was still deemed to be the best estimate of fair value, the determined fair value at March 31, 2009 was £410 million higher than that derived from pricing services and brokers. This was reflected in the Group's first quarter 2009 Interim Management Statement published on May 14, 2009.

        Further improvements in the liquidity levels for these sectors took place in the second quarter of 2009. This enabled the use at June 30, 2009, of external prices provided from pricing services or brokers to be applied as the most appropriate measure of fair value under IAS 39 for nearly all of the remaining structured securities for which internal valuation models had been used at March 31, 2009.

        Accordingly, at June 30, 2009, nearly all of the non-agency RMBS, ABS and certain CMBS which at December 31, 2008 were valued using internal valuation models due to the dislocated market conditions in 2008, have now been valued using external prices.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

(ii)   Accounting presentation of gains and losses

        With the exception of debt securities of US insurance operations classified as 'available-for-sale' under IAS 39, unrealized value movements on the Group's investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealized value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C in these unaudited condensed consolidated financial statements, and as applied previously, the Group provides an analysis of this profit distinguishing operating profit based on longer-term investment return and short-term fluctuations in investment returns.

        However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recorded as a movement in shareholder reserves direct to equity as part of other comprehensive income. Impairments are recorded in the income statement as shown in note F of this announcement. This classification is applied for most of the debt securities of the Group's US insurance operations.

(iii)   First half of 2009 movements in unrealized gains and losses

        In general, the debt securities of the Group's US insurance operations are purchased with the intention and the ability to hold them for the longer-term. In the first half of 2009 there was a movement in the statement of financial position value for these debt securities classified as available-for-sale from a net unrealized loss of £2,897 million to a net unrealized loss of £1,798 million. During the first half of 2009, Jackson's net unrealized loss position decreased as a result of improving credit spreads which more than offsets the negative effect on the bond values from the increase in the US treasury yields. The gross unrealized gain in the statement of financial position increased from £281 million at December 31, 2008 to £426 million at June 30, 2009, while the gross unrealized loss decreased from £3,178 million at December 31, 2008 to £2,224 million at June 30, 2009.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

        These features are included in the table shown below of the movements in the values of available-for-sale securities.

	June 30, 2009	Changes in Unrealized appreciation**	Foreign exchange translation	December 31, 2008
	(In £ Millions)
Assets fair valued at below book value
Book value*	13,677			20,600
Unrealized loss	(2,224)	608	346	(3,178)

Fair value (as included in statement of financial position)	11,453			17,422

Assets fair valued at or above book value
Book value*	8,870			6,296
Unrealized gain	426	200	(55)	281

Fair value (as included in statement of financial position)	9,296			6,577

Total
Book value*	22,547			26,896
Net unrealized loss	(1,798)	808	291	(2,897)

Fair value (as included in statement of financial position)***	20,749			23,999

Reflected as part of movement in comprehensive income
Movement in unrealized appreciation	808
Exchange movements	291

	1,099

*
Book value represents cost/amortized cost of the debt securities.

**
Translated at the average rate of $1.49: £1.

***
Debt securities for US operations included in the statement of financial position at June 30, 2009 of £20,896 million, and as referred to in note L, comprise £20,749 million for securities classified as available-for-sale, as shown above, and £147 million for securities of consolidated investment funds classified as fair value through profit and loss.

        Included within the movement in unrealized valuation losses for the debt securities of Jackson of £608 million was an amount of £126 million relating to the sub-prime and Alt-A securities for which the carrying values at June 30, 2009 are shown in the note below.

(iv)  Securities in unrealized loss position

        The following tables show some key attributes of those securities that are in an unrealized loss position at June 30, 2009.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

(a)   Fair value of securities as a percentage of book value

        The unrealized losses in the Jackson statement of financial position on unimpaired securities are £2,224 million (December 31, 2008: £3,178 million) relating to assets with fair market value and book value of £11,453 million (December 31, 2008: £17,422 million) and £13,677 million (December 31, 2008: £20,600 million) respectively. The following table shows the fair value of the securities in a gross unrealized loss position for various percentages of book value:

	June 30, 2009		December 31, 2008
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Between 90% and 100%	6,743	(265)	8,757	(431)
Between 80% and 90%	2,487	(428)	4,581	(809)
Below 80%	2,223	(1,531)	4,084	(1,938)

	11,453	(2,224)	17,422	(3,178)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	June 30, 2009		December 31, 2008
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Between 90% and 100%	38	(3)	479	(27)
Between 80% and 90%	93	(18)	120	(19)
Below 80%	305	(278)	192	(166)

	436	(299)	791	(212)

(b)   Age analysis of unrealized losses for the periods indicated

        The following table shows the age analysis of all the unrealized losses in the portfolio by reference to the length of time the securities have been in an unrealized loss position:

	June 30, 2009			December 31, 2008
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total
	(In £ Millions)
Less than 6 months	(43)	(169)	(212)	(108)	(362)	(470)
6 months to 1 year	(52)	(117)	(169)	(125)	(1,164)	(1,289)
1 year to 2 years	(182)	(768)	(950)	(154)	(622)	(776)
2 years to 3 years	(187)	(270)	(457)	(15)	(91)	(106)
More than 3 years	(78)	(358)	(436)	(61)	(476)	(537)

	(542)	(1,682)	(2,224)	(463)	(2,715)	(3,178)

        At June 30, 2009, the gross unrealized losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealized loss position were £299 million (December 31, 2008: £212 million), as shown above in note (a). Of these losses £22 million (December 31, 2008: £91 million)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

relate to securities that have been in an unrealized loss position for less than one year and £277 million (December 31, 2008: £121 million) to securities that have been in an unrealized loss position for more than one year.

(c)   Unrealized losses by maturity of security

	June 30, 2009	December 31, 2008
	(In £ Millions)
Less than 1 year	(3)	(21)
1 year to 5 years	(135)	(537)
5 years to 10 years	(454)	(1,236)
More than 10 years	(244)	(395)
Mortgage-backed and other debt securities	(1,388)	(989)

Total	(2,224)	(3,178)

(d)   Securities whose fair value were below 80 per cent of the book value

        As shown in the table (a) above, £1,531 million of the £2,224 million of gross unrealized losses at June 30, 2009 (December 31, 2008: £1,938 million of the £3,178 million of gross unrealized losses) related to securities whose fair value were below 80 per cent of the book value. The analysis of the £1,531 million (December 31, 2008: £1,938 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	June 30, 2009		December 31, 2008
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Residential mortgage-backed securities
Prime	404	(364)	287	(115)
Alt—A	187	(154)	144	(127)
Sub-prime	118	(124)	48	(39)

	709	(642)	479	(281)
Commercial mortgage-backed securities	478	(263)	811	(375)
Other asset-backed securities	256	(302)	198	(86)

Total structured securities	1,443	(1,207)	1,488	(742)
Corporates	780	(324)	2,596	(1,196)

Total	2,223	(1,531)	4,084	(1,938)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

	June 30, 2009		December 31, 2008
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Age analysis of fair value being below 80 per cent for the periods indicated
Less than 3 months	767	(561)	3,118	(1,364)
3 months to 6 months	393	(272)	696	(403)
More than 6 months	1,063	(698)	270	(171)

	2,223	(1,531)	4,084	(1,938)

N     Net core structural borrowings of shareholder-financed operations

	June 30, 2009	December 31, 2008
	(In £ Millions)
Core structural borrowings of shareholder-financed operations:
Perpetual subordinated capital securities (Innovative Tier 1*)	950	1,059
Subordinated notes (Lower Tier 2*)	1,248	928

Subordinated debt total	2,198	1,987
Senior debt ***:
2009	—	249
2023	300	300
2029	249	249

Holding company total	2,747	2,785

Jackson surplus notes (Lower Tier 2*)	152	173

Total (per summary consolidated statement of financial position)	2,899	2,958
Less: Holding company** cash and short-term investments (recorded within the summary consolidated statement of financial position)	(1,252)	(1,165)

Net core structural borrowings of shareholder-financed operations	1,647	1,793

*
These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook.

**
Including central finance subsidiaries.

***
The senior debt ranks above subordinated debt in the event of liquidation.

        In May 2009, the Company repaid the maturing £249 million senior debt. In the same month, the Company issued £400 million subordinated debt in part to replace the maturing debt.

        In July 2009, the Company issued US$750 million perpetual subordinated capital securities. For further information on the issue, see note T: Post-balance sheet events.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

O     Other borrowings

	June 30, 2009	December 31, 2008
	(In £ Millions)
Operational borrowings attributable to shareholder-financed operations
Borrowings in respect of short-term fixed income securities programs	2,392	1,278
Non-recourse borrowings of US operations	297	511
Other borrowings	166	188

Total	2,855	1,977

Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	1,104	1,161
£100m 8.5% undated subordinated guaranteed bonds of the Scottish Amicable Insurance Fund	100	100
Other borrowings (predominantly obligations under finance leases)	145	47

Total	1,349	1,308

P      Deferred acquisition costs and other intangible assets attributable to shareholders

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business are for individual and group annuity business where the incidence of acquisition costs is negligible.

        In the case of Jackson term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality experience is measured by internally developed mortality studies.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns, which for the first half of 2009 and 2008 was 8.4 per cent per annum (gross of fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years.

        These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortization of deferred acquisition costs and the required level of provision for guaranteed minimum death benefit claims.

        For traditional life insurance contracts, provisions for future policy benefits are determined under SFAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

        The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	June 30, 2009	December 31, 2008
	(In £ Millions)
Deferred acquisition costs relating to insurance and investment management contracts	3,923	5,205
Present value of acquired in-force business and distribution rights	122	144

	4,045	5,349

Arising in:
UK insurance operations	132	134
US insurance operations	3,259	3,962
Asia insurance operations	648	1,247
Asset management operations	6	6

	4,045	5,349

        The movement in the period comprises:

	June 30, 2009	December 31, 2008
	(In £ Millions)
Balance at the beginning of the period	5,349	2,836
Additions	468	959
Amortization to income statement	(447)	(551)
Exchange differences	(654)	1,274
Change in shadow DAC	(235)	831
DAC movement on sale of Taiwan agency business	(436)	—

Balance at the end of the period	4,045	5,349

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

Q     Defined benefit pension schemes

	June 30, 2009	December 31, 2008
	(In £ Millions)
Economic position:
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus).	(123)	(67)
Attributable to shareholder-backed operations (i.e. shareholders' equity)	(120)	(82)

Economic deficit	(243)	(149)
Exclude: investments in Prudential insurance liabilities (offset on consolidation in the Group financial statements against insurance liabilities)	(161)	(157)

Deficit under IAS 19 included in Provisions in the statement of financial position	(404)	(306)

        The Group operates three defined benefit schemes in the UK, the largest of which is Prudential Staff Pension Scheme (PSPS) and two smaller UK defined benefit schemes, the Scottish Amicable Pension Scheme (SAPS) and the M&G Pension Scheme. There is also a small defined benefit scheme in Taiwan but as part of the sale of the Taiwan agency business completed in June 2009, the Group has settled the majority of the obligations under the scheme relating to the employees who were transferred out.

        The economic financial position of the defined benefit pension schemes as shown in the table above reflects the total assets of the schemes including investments in Prudential policies. This is to be contrasted with the IAS 19 basis which excludes investments in Prudential insurance policies which on the financial statement presentation are offset against the policyholder liabilities.

        The economic deficit shown in the table above includes the effects of the Group's application of IFRIC 14, 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' under which the Group has not recognized the underlying PSPS surplus of £492 million gross of deferred tax (December 31, 2008: £728 million).

        Additionally, under IFRIC 14, the Group is required to recognize a liability for committed deficit funding obligation in schemes for which it has no unconditional right of refund to any surplus. Although the contributions would increase the surplus in the scheme, the corresponding asset will not be recognized in the Group accounts in compliance with IAS19. At June 30, 2008 and December 31, 2008, the Group has recognized a liability for deficit funding for PSPS to April 5, 2010 of £80 million and £65 million gross of tax, respectively. At June 30, 2009, based on the new funding arrangements following the completion of the triennial actuarial valuation of PSPS as described further below, the Group has recognized a liability for deficit funding of £68 million gross of tax. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations.

        Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years, in order to assess the appropriate level of funding for schemes in relation to their commitments. The valuations of PSPS as at April 5, 2008 and SAPS as at March 31, 2008 were recently finalized. The valuation of PSPS demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that form the basis of the scheme's statutory funding objective. Accordingly

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

the total contributions to be made by the Group into the scheme were reduced from the previous arrangement of £70–£75 million per annum to £50 million per annum effective from July 2009. As the scheme was in a surplus position at the valuation date, no formal recovery plan was required. However, recognizing that there had been significant deterioration in the value of the scheme assets since April 5, 2008, contributions to the scheme for additional funding of £25 million per annum, in addition to a £25 million per annum employers' contributions for ongoing service of current employees, was agreed with the Trustees effective from July 1, 2009 subject to a reassessment when the next valuation is completed.

        The valuation of SAPS as at March 31, 2008 demonstrated the scheme to be 91 per cent funded, with a shortfall of actuarially determined assets to liabilities of 9 per cent, representing a deficit of £38 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a 7 year period were made from July 2009 of £7.3 million per annum.

R     Contingencies and related obligations

        The main change to the Group's contingencies and related obligations that have arisen in the six month period ended June 30, 2009 is set out below.

        Jackson owns debt instruments issued by securitization trusts managed by PPM America. As disclosed in the 2008 Annual Report, as at December 31, 2008, the support provided by certain forbearance agreements Jackson entered into with the counterparty to certain of these trusts could potentially expose Jackson to maximum losses of £221 million. In the first half of 2009, Jackson entered into further forbearance agreements. At June 30, 2009, the support provided by these agreements could potentially expose Jackson to maximum losses of £431 million, if circumstances allowed the forbearance period to cease. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote.

S      Related party disclosures

        The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended December 31, 2008.

        There were no transactions with related parties during the six months ended June 30, 2009 which have had a material effect on the results or financial position of the Group.

T      Post-balance sheet events

        In July 2009, the Company issued US$750 million 11.75% Perpetual Subordinated Capital Securities, primarily to Asian retail investors. The proceeds, net of costs, were US$733 million. All of this debt counts as capital for IGD purposes and therefore has strengthened the Group's IGD capital position by £0.5 billion.

        On September 22, 2009, Standard & Poor's announced that it had lowered its long-term counterparty credit and insurer financial strength on Prudential Assurance Company from AA+ (negative outlook) to AA (negative outlook). At the same time, Standard & Poor's revised its outlook on Prudential's long-term senior debt from A+ (stable outlook) to A+ (negative outlook) and Jackson's financial strength from AA (stable outlook) to AA (negative outlook).

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2009

U     Group supplementary information

        The Company published documents alongside the Company's half-year results announcement for the period ended June 30, 2009, to the UK financial market on August 13, 2009, entitled 'supplementary information'. These documents include additional detailed analysis and explanation of the Group's results. The documents have been posted to the Company's website address at www.prudential.co.uk.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2009	PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ CLIVE BURNS Clive Burns Head of Group Secretariat